[BARRICK LOGO]

THIRD QUARTER REPORT 2005 - OCTOBER 27, 2005

Based on US GAAP and expressed in US dollars

Barrick's Earnings Grow to $113 Million ($0.21 per share) in Q3
New Mines Delivering Results

Highlights
o Barrick's new mines are making a significant contribution to earnings and cash flow in a positive gold price environment.

o Third-quarter 2005 net income was $113 million, or $0.21 per share, and cash flow from operations was $232 million, or $0.43 per share, compared to net income of $32 million, or $0.06 per share, and cash flow from operations of $152 million, or $0.28 per share, in the prior-year period.

o Gold sales were 1.5 million ounces at a total cash cost of $210 per ounce(1) in Q3 2005. The Company remains on track to meet its original full-year guidance to produce between 5.4 - 5.5 million ounces of gold for 2005 at total cash costs of about $225 per ounce(2).

o The Lagunas Norte mine in Peru, which achieved start-up in June 2005 ahead of schedule and under budget, produced over 210,000 ounces of gold at total cash costs of $121 per ounce during Q3 2005. In its first full quarter of operations, Lagunas Norte has become one of Barrick's largest producers, second only to the flagship Goldstrike property.

o The Veladero mine in Argentina poured its first gold during Q3, ahead of schedule. The commissioning of Veladero marks the beginning of production from the highly prospective Frontera District, a 30-million ounce gold camp in Chile and Argentina that also contains the sizeable Pascua-Lama project.

o Significant progress continues at the Company's other development projects, including Cowal in Australia which is on target to commence operations in Q1 2006.

o Significant drilling results on the Dee Property could lead to a new oxide ore deposit on the Carlin Trend.

Barrick Gold Corporation today reported earnings of $113 million ($0.21 per share) and operating cash flow of $232 million ($0.43 per share) for third quarter 2005 compared to earnings of $32 million ($0.06 per share) and operating cash flow of $152 million ($0.28 per share) in the year-earlier period.

         "These strong results demonstrate that Barrick has the team, resources and expertise to develop new mines and deliver value to its shareholders," said Greg Wilkins, President and Chief Executive Officer. "These new mines solidify Barrick's foundation for continued growth."

         Barrick's new mines began to deliver significant results in third quarter 2005, with earnings and cash flow increasing appreciably over previous quarters. Most notably, Lagunas Norte produced 211,000 ounces during the quarter at a total cash cost of $121 per ounce. The availability of higher-grade ore at Goldstrike open pit also contributed to higher production and lower total cash costs per ounce in third quarter 2005, compared to the prior-year quarter.

         In addition to higher gold sales volumes and lower total cash costs, third-quarter 2005 earnings were favorably impacted by a $32-per-ounce higher realized

-------------
(1) Total cash cost per ounce is defined as cost of sales divided by ounces sold. Total cash costs per ounce exclude amortization expense, which was $72 per ounce in third quarter 2005. For further information on this performance measure see page 20.

(2) The Company's original guidance of $220-$230 per ounce restated for the impact of the new accounting policy for stripping costs and the inclusion of accretion expense.

BARRICK THIRD QUARTER 2005                                      PRESS RELEASE
gold price, compared to the prior-year period, partly offset by higher income tax expense associated with higher earnings. The Company's third-quarter 2005 earnings also included a number of special items that had a positive effect totaling $9 million post-tax ($0.02 per share), compared to a positive effect of $15 million post-tax ($0.03 per share) in the prior-year quarter. See page 9 of Management's Discussion and Analysis for further details.

PRODUCTION AND COSTS

In third quarter 2005, Barrick produced and sold 1.5 million ounces of gold at total cash costs of $210 per ounce, compared to 1.2 million ounces produced and
1.3 million ounces sold at total cash costs of $221 per ounce for the prior-year quarter. Barrick reduced its gold hedge commitments by a further 200,000 ounces, bringing the Corporate Gold Sales Contracts position down to 6.4 million committed ounces, or 9% of year-end reserves excluding Pascua-Lama.

         The third quarter benefited from a full quarter of production from Lagunas Norte as well as a stronger operating performance at Goldstrike, and these trends are expected to continue in the fourth quarter. The Company is on track with its original guidance to produce 5.4 - 5.5 million ounces of gold for the year at total cash costs of about $225 per ounce, but remains subject to increasing cost pressures affecting the entire industry. Refer to the Production and Cost Summary on page 5 for a mine-by-mine summary of full-year 2005 production and total cash cost estimates.

         The North America region saw a significant increase in production over the second quarter 2005 at lower total cash costs, due primarily to mining higher-grade ore at the Goldstrike open pit. In the fourth quarter 2005, the North America region is expected to deliver a similar operating performance as the third quarter and is on track to meet its full-year production and cash cost guidance.

         The South America region also saw a significant increase in production over second quarter 2005 at lower total cash costs as Lagunas Norte was in production for a full quarter subsequent to commencing operations in mid-June 2005. The South America region's production for the full year is expected to be slightly lower than previously expected and at marginally higher total cash costs.

         The Australia/Africa region's operating performance was similar to the second quarter 2005. The region is on track to meet its full-year production guidance at slightly higher total cash costs.

         The Company recently consolidated its interests in South America into one regional business unit with Igor Gonzales as President. The other regions are led by Greg Lang, North America; John Shipp, Australia/Africa; and Rene Marion, Russia/Central Asia.

DEVELOPMENT PROJECTS UPDATE

During the third quarter, the Veladero mine in Argentina poured its first gold, earlier than previously forecast, and is in its final stages of commissioning. Veladero's construction costs are expected to be in line with the Company's estimate of about $540 million. Gold production from Veladero is expected to average approximately 700,000 ounces annually over the first three full years of operation.

         The start-up of Veladero marks the beginning of Barrick's production in the Frontera district that straddles the Chile/Argentina border. Barrick has a 3,000-square-kilometer land position in the district, including its Pascua-Lama project. Frontera is one of the most prospective gold camps in the world, with PascuaLama targeted to be in production in 2009 subject to timely completion of the permitting process. Within the region, Barrick currently has proven and probable gold reserves in excess of 30 million ounces, resources of over 3 million ounces(3), and through its current exploration program, is targeting resource additions.

         The Company's Cowal project in Australia is progressing with overall construction about 50% complete. Procurement is concluded and 85% of materials and equipment have been delivered to site.

-------------
(3) Based on reserves calculated as at December 31, 2004 using an assumed price of $375 per ounce for gold, $5.50 per ounce for silver and an exchange rate of $1.45 CanS/USS. Calculations were performed by employees of Barrick under the supervision of Rene Marion, P.Eng., Vice President Technical Services of Barrick. For a breakdown of reserves and resources by category and additional information on reserves and resources, see the most recent Annual Information Form/Form 40-F on file with Canadian provincial regulatory authorities and the US Securities and Exchange Commission.

BARRICK THIRD QUARTER 2005              2                        PRESS RELEASE

Construction highlights include the completion of engineering, the structure and cladding for the plant workshop, the regrind area structural steel and the backfill for the stockpile reclaim tunnel. Production is expected to commence in first quarter 2006.

         At the East Archimedes project located at the Ruby Hill mine site in Nevada, permitting approvals were received in October and mining activities are ramping up. The first gold pour is targeted for mid-2007.

         At the Pascua-Lama project in Chile/Argentina, work continues on community and government relations, permitting, protocol implementation and tax stability. While approvals for the environmental impact assessments are targeted in the first quarter of 2006, the timing of the receipt of these approvals, as well as the resolution of some of the other external issues, such as permitting and licensing; cross-border operating issues; and fiscal, tax and royalty issues, is largely beyond Barrick's control.

         At the Nevada power plant, all major mechanical and electrical work has been completed. Performance testing is underway and test energy has been sold. The plant is expected to be ready for operation in November 2005.

EXPLORATION UPDATE(4)

In Nevada, Barrick's exploration program has been exploring 35 high-quality opportunities that range from reserve development to grassroots exploration. At Goldstrike North Post, reserve development drilling is underway and confirming the shape and grade of the orebody previously defined by surface drilling. Drill programs are also testing six additional targets on the Goldstrike property, with positive results for some areas, such as the Meikle Rodeo corridor, where drilling has intersected mineralized zones both immediately beneath active mining levels and at depth. The Betze North Pit drill program has recently returned several significant intercepts that may help expand the open pit or may represent high-grade underground pit-wall mining opportunities. Elsewhere in the district, exploration continues at Storm where ore grade mineralization outside the previously defined deposit has been intersected.

         The Company is announcing significant drilling results at the Dee Property that could lead to a new oxide ore deposit on the Carlin Trend. Barrick holds a 60% interest at Dee, which includes the South Arturo Zone located to the southeast of the Storm deposit and the Dee open pit. Eight holes have been completed on the South Arturo Zone and all eight have intersected significant oxide gold mineralization. The drilling covers an area of 1,000 feet by 1,500 feet and the mineralization is open to the south, east and west. Drilling continues and a resource calculation will be done at year-end.

         In the Frontera district in South America, exploration drilling and fieldwork resumed at the end of the quarter. Initial focus is on part of the Guanaco Zonzo area where a large geophysical anomaly between two known mineralized areas is being tested. Follow-up drilling is planned at the main Guanaco Zonzo target where previous drilling obtained potentially ore grades and widths. Drill programs will commence shortly at Regalito as well as at two other targets in the Veladero/Pascua-Lama area.

         In Tanzania, a drill program at Buzwagi is continuing with results confirming the potential to add mineralization outside the currently defined pit outline. Engineering studies are ongoing and a pre-feasibility study is on schedule for completion by year end. On the Nyanzaga property, drill programs commenced on two near-surface oxide zones, and are continuing into the fourth quarter. Assay results confirmed the potential for an oxide resource and show the zones are open and extend to the south.

                                      * * *

         Barrick is building a new generation of mines around the globe and has the lowest total cash costs among the major gold producers. Its vision is to be the world's best gold company by finding, developing and producing quality reserves in a profitable and socially responsible manner. Barrick's shares are traded on the Toronto, New York, London, Euronext-Paris and Swiss stock exchanges.

-------------
(4) Barrick's exploration programs are designed and conducted under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barrick. For information on the geology, exploration activities generally, and drilling and analysis procedures on Barrick's material properties, see Barrick's most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the US Securities and Exchange Commission.

BARRICK THIRD QUARTER 2005              3                        PRESS RELEASE

Key Statistics

                                                                     Three months ended             Nine months ended
(in United States dollars)                                                September 30,                 September 30,
                                                                -----------------------          --------------------
(Unaudited)                                                     2005               2004            2005          2004
---------------------------------------------------------------------------------------          --------------------
Operating Results
Gold production (thousands of ounces)(1)                       1,509              1,240           3,812         3,807
Gold sold (thousands of ounces)                                1,456              1,267           3,670         3,736
Per Ounce Data
Average spot gold price                                        $ 439              $ 401           $ 432         $ 401
Average realized gold price                                      427                395             426           383
Total cash costs(2)                                              210                221             229           213
Amortization(3)                                                   72                 89              77            90
Total production costs                                           282                310             306           303
---------------------------------------------------------------------------------------------------------------------
Financial Results (millions)
Gold sales                                                     $ 627              $ 500         $ 1,574       $ 1,431
Net income                                                       113                 32             226            92
Operating cash flow                                              232                152             457           386
Per Share Data (dollars)
Net income (basic and diluted)                                  0.21               0.06            0.42          0.17
Operating cash flow                                             0.43               0.28            0.85          0.72
Weighted average common shares outstanding                       539                533             537           535
(millions)(4)


                                                               As at              As at
                                                       September 30,       December 31,
                                                                2005               2004
Financial Position (millions)                          --------------------------------
Cash and equivalents                                         $ 1,105            $ 1,398
Non-cash working capital                                         225                141
Long-term debt                                                 1,763              1,655
Shareholders' equity                                           3,804              3,576
---------------------------------------------------------------------------------------

(1) Includes equity ounces in Highland Gold.

(2) Represents cost of goods sold plus royalties, production taxes and accretion expense, less by-product revenues, divided by ounces of gold sold. For further information on this performance measure, refer to page 20.

(3) Represents amortization expense at the Company's producing mines divided by ounces of gold sold.

(4) Fully diluted, includes shares issuable upon exchange of BGI (Barrick Gold Inc.) exchangeable shares.


BARRICK THIRD QUARTER 2005              4                    SUMMARY INFORMATION

Production and Cost Summary

                      Production (attributable ounces) (000's)           Total Cash Costs (US$/oz)(1)
                     ----------------------------------------           ------------------------------
                     Three months     Nine months                  Three months    Nine months
                     ended            ended             December   ended           ended
                     September 30,    September 30,          31,   September 30,   September 30,      December 31,
                     -------------    -------------   -----------  -------------   -------------------------------
(Unaudited)          2005     2004    2005     2004         2005E   2005    2004    2005     2004        2005E
------------------------------------------------------------------------------------------------------------------
North America
  Open Pit           475      356     1,019    1,009   1,470-1,480  $198   $ 249   $245      $256     $ 240-245
  Underground        104      140       383      427       530-540   350     279    304       265       300-310
------------------------------------------------------------------------------------------------------------------
  Goldstrike
  Property Total     579      496     1,402    1,436   2,000-2,020   226     256    261       258       255-260
  Eskay Creek         41       60       147      216       170-180    60      64     54        41         80-90
  Round Mountain
  (50%)               97      106       290      297       370-375   235     205    232       211       250-260
  Hemlo (50%)         59       54       180      181       235-240   281     269    281       244       275-285
  Holt-McDermott2      -       15         -       55             -     -     157      -       198             -
  Marigold (33%)      15       12        49       32         65-70   277     204    222       200       225-235
------------------------------------------------------------------------------------------------------------------
                     791      743     2,068    2,217   2,840-2,885   224     231    243       227       245-250
------------------------------------------------------------------------------------------------------------------
South America
  Pierina            153      133       454      552       615-625   123     124    128       104       130-135
  Lagunas Norte      211        -       252        -       545-550   121       -    121         -       100-110
  Veladero             5        -         5        -         50-55     -       -      -         -       245-255
------------------------------------------------------------------------------------------------------------------
                     369      133       711      552   1,210-1,230   122     124    126       104       120-130
------------------------------------------------------------------------------------------------------------------
Australia/Africa
  Plutonic            60       72       194      231       250-260   239     223    253       215       250-260
  Darlot              41       42        96      112       130-135   237     194    268       200       260-265
  Lawlers             32       29        93       82       120-125   302     249    287       246       260-270
  Kalgoorlie (50%)    99      129       336      334       435-440   231     233    219       232       245-250
------------------------------------------------------------------------------------------------------------------
                     232      272       719      759       935-960   245     226    245       223       250-257
  Bulyanhulu          82       84       239      261       320-325   327     280    347       299       340-350
  Tulawaka (70%)      27        -        54        -         75-80   282       -    276         -       270-275
------------------------------------------------------------------------------------------------------------------
                     341      356     1,012    1,020   1,330-1,365   272     241    272       242       275-280
Highland equity        8        8        21       18         20-30   314     212    297       206       300-320
portion
------------------------------------------------------------------------------------------------------------------
Total              1,509    1,240     3,812    3,807   5,400-5,500  $210   $ 221   $229      $213         $~225
------------------------------------------------------------------------------------------------------------------

                                                                 Total Production Costs (US$/oz)
                                                                 -------------------------------
                                                                  Three months     Nine months
                                                                  ended            ended
                                                                  September 30,    September 30,
                                                                  -------------    -------------
(Unaudited)                                                       2005     2004    2005     2004
-----------------------------------------------------------------------------------------------
 Direct mining costs at market foreign exchange rates             $237     $251     $263    $244
 Gains realized on currency and commodity hedge contracts          (21)     (20)     (23)    (20)
 By-product credits                                                (23)     (26)     (27)    (28)
-----------------------------------------------------------------------------------------------
Cash operating costs                                               193      205      213     196
 Royalties                                                          11       10       11      10
 Production taxes                                                    4        3        3       2
 Accretion and other costs                                           2        3        2       5
------------------------------------------------------------------------------------------------
Total cash costs                                                   210      221      229     213
 Amortization                                                       72       89       77      90
------------------------------------------------------------------------------------------------
Total production costs                                            $282     $310     $306    $303
------------------------------------------------------------------------------------------------

(1) Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs. Refer to pages 18 and 19 for further details. For further information on this performance measure, refer to page 20.

(2) Holt-McDermott ceased production in fourth quarter 2004.


BARRICK THIRD QUARTER 2005              5                    SUMMARY INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

This portion of the Quarterly Report provides management's discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition and results of operations as at and for the three and nine month periods ended September 30, 2005, in comparison to the corresponding prior-year periods. This MD&A has been prepared as of October 20, 2005. This MD&A is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto, prepared in accordance with US generally accepted accounting principles ("US GAAP"), for the three and nine month periods ended September 30, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report on pages 21 to 38. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of US dollars, unless otherwise specified.

For the purposes of preparing this MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of Barrick Gold Corporation's shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision, or if it would significantly alter the total mix of information available to investors. Materiality is evaluated by reference to all relevant circumstances, including potential market sensitivity.

--------------------------------------------------------------------------------
CONTENTS
Executive Summary                       6      Cash Flow                      15
Key Economic Trends                     7      Balance Sheet                  16
Results                                 8      Quarterly Information          17
     Overview of 2005 versus 2004       8      Off-Balance Sheet Arrangements 17
     Consolidated Gold Production,             Critical Accounting Policies
        Sales and Costs                 9       and Estimates                 18
     Results of Operating Segments     10      Total Cash Costs Performance
     Other Costs and Expenses          13       Measures                      20

EXECUTIVE SUMMARY

Production and sales increased and total cash costs per ounce decreased in third quarter 2005 compared to both the corresponding period in 2004 and the first two quarters of 2005. In third quarter 2005 we produced and sold 1.5 million ounces of gold at a total cash costs of $210(1) per ounce. The start-up of Lagunas Norte in June 2005 and availability of higher-grade ore at Goldstrike open pit in third quarter 2005 contributed to higher production and lower total cash costs per ounce than in both the third quarter 2004 and first half of 2005. Production rates in the first nine months of 2005 at Plutonic and Bulyanhulu were lower than originally expected, but this was offset by better performance at a number of our other mines. At Plutonic, open-pit mining ended in second quarter 2005, and at Bulyanhulu lower throughput led to lower production levels. Notwithstanding the fact that production at Plutonic and Bulyanhulu in 2005 is lower than initially expected, we remain on track to meet our original full-year guidance for 2005 to produce 5.4-5.5 million ounces of gold at an average total cash costs of about $225(2) per ounce. While we expect lower production levels at Plutonic, Bulyanhulu and Eskay Creek to continue, we are still targeting an increase in our gold production to about 6.8 million ounces in 2007.

Earnings of $113 million in third quarter 2005 ($0.21 per share) were 253% higher than in third quarter 2004, mainly reflecting higher gold production and sales, higher realized gold prices and lower total cash costs per ounce. Operating cash flow of $232 million ($0.43 per share) in third quarter 2005 was 53% higher than in third quarter 2004 due to the same factors. For the first nine months of 2005, both earnings and operating cash flow increased over the comparable period in 2004 mainly due to the impact of higher realized gold prices as we benefited from rising market gold prices.

We continue to make significant progress on the development of our new generation of mines. The Tulawaka mine began production in first quarter 2005, and the Lagunas Norte mine began production in second quarter 2005. The Veladero mine made its first gold pour in mid-September 2005, ahead of schedule, and is expected to commence operations upon completion of ongoing commissioning activities. At our fourth new

1 Total cash costs per ounce is defined as cost of sales divided by ounces sold. Total cash costs per ounce exlude amortization expense, which was $72 per ounce in third quareter 2005. For further information on this performance measure see page 20.

2 The Company's original guidance of $220-$230 per ounce restated for the impace of the new accounting policy for stripping costs and the inclusion of accretion expense.

BARRICK THIRD QUARTER 2005              6   MANAGEMENT'S DISCUSSION AND ANALYSIS
mine, Cowal in Australia, production is expected to commence in first quarter 2006. We continued work on advancing our two other projects in development, Pascua-Lama in Chile/Argentina and East Archimedes in Nevada. While approvals of the Pascua-Lama environmental impact assessments are targeted in the first quarter of 2006, the timing of the receipt of these approvals, as well as resolution of some other external issues, is largely beyond Barrick's control.

KEY ECONOMIC TRENDS
The MD&A included in our 2004 Annual Report contained a discussion of the key economic trends that affect our business and how they impact our financial statements. In 2005, there has been a continued trend of higher gold and silver prices which, while benefiting gold revenues and by-product credits, also leads to higher royalty expenses, as well as a trend of inflationary pressure in the cost of other commodities and consumables. Also, while exchange rates between the US dollar and both the Canadian dollar and Australian dollar have not changed significantly to date in 2005, our reported total cash costs per ounce are affected by the exchange rates under our currency hedge position, whose profile results in increases in costs over time. Assuming that these economic trends continue, we expect our revenues to benefit from higher gold and silver prices, but we also expect our total cash costs per ounce in 2006 and beyond to increase over our guidance for the full year 2005, which is consistent with recent trends in total cash costs per ounce across the rest of the gold mining industry.

Gold Prices
The gold price ranged from $411 to $473 per ounce during the first nine months of 2005, with an average market gold price of $432 per ounce. Gold prices continued on a general upward trend in 2005, with the average market price in the first nine months of 2005 being 8% higher than the corresponding period in 2004. In 2005, we sold most of our production at market gold prices and our average realized selling price was $426 per ounce, slightly lower than the average spot market price. We continue to view the outlook for market gold prices to be positive.

Silver Prices
With an average market price of $7.07 per ounce in the first nine months of 2005, silver prices continued to be strong. Higher silver prices help to reduce total cash costs per ounce of gold as silver sales are recorded as a by-product credit.

Currency Exchange Rates
At the end of third quarter 2005, through our currency hedge position, we have protected local currency-based expenditures for about the next three years at exchange rates that are, on average, more favorable than current market rates. Through this hedge position, we have been able to mitigate, to a significant extent, the negative effect of a weaker US dollar on operating costs at our Australian and Canadian mines. The average rates for currency contracts designated against operating costs over the next three years are $0.66 for Australian dollar contracts and $0.74 for Canadian dollar contracts. Further details of our currency hedge position are included in note 14 to the Financial Statements.

Inflationary Cost Pressures
The mining industry is experiencing significant inflationary cost pressures, which has been evident through higher production costs reported by a number of gold producers. We have been actively seeking ways to mitigate these costs pressures. In the case of diesel fuel and propane, we have put in place hedge positions that have been successful to a significant extent in mitigating price increases, and are expected to provide some further protection for about one quarter of our annual consumption over the next four years. For other cost pressures, we have been focusing on supply chain continuous improvement initiatives to mitigate the effect on our production costs.

Fuel
Crude oil prices rose from $43 per barrel at the end of 2004 to $66 per barrel at the end of third quarter 2005. To help control the cost of fuel consumed at our mines, we have a fuel hedge position totaling 2.3 million barrels, representing about 24% of our estimated future diesel fuel consumption over the next four years. The average cap price is $44 per barrel.

Propane prices rose from $0.76 per gallon at the end of 2004 to $1.18 per gallon at the end of third quarter 2005. To help control the costs of propane consumed at our mines, we have a propane hedge position totaling 21 million gallons, which represents about 69% of our estimated future propane consumption through to the end of 2006, at an average price of $0.79 per gallon.

Electricity
Electricity prices continued to rise in 2005, mainly as a result of diesel fuel and natural gas price increases, as well as the impact of increasing demand for electricity. To partially mitigate rising electricity costs, we are building a 115-megawatt natural gas-fired power plant that will be available to supply our Goldstrike mine from fourth quarter 2005 onwards. This power plant will


BARRICK THIRD QUARTER 2005              7   MANAGEMENT'S DISCUSSION AND ANALYSIS
provide Goldstrike with the flexibility to generate its own power or buy cheaper power from other producers, with the goal of minimizing the cost of power consumed at the mine.

Consumables
With increasing demand for tires and limitations in supply from tire manufacturers, tire costs have been rising and many companies have experienced difficulty securing tires. We have been seeking to mitigate this cost pressure by finding ways to extend tire lives and looking at the various alternatives for supply. The limited availability of tires has not had any significant impact on productivity at our mines to date.

Prices for certain other consumables, such as cyanide and explosives, have also been generally increasing, which in turn leads to higher mining and processing costs. We are focusing on supply chain initiatives and continuous improvement initiatives to mitigate the impact of higher prices for consumables.

Labor costs
With high demand for experienced miners and relatively inflexible supply, the industry is facing upward pressure on labor costs, and, in some areas, higher turnover due to the strong demand. The cost pressures have, to date, been most significant in Australia, where there is a shortage of skilled labor, which has led to pressure on costs at our Australian mines.

US Dollar Interest Rates
Over the first nine months of 2005, short-term US interest rates have risen, while long-term rates (10-30 years) have remained relatively unchanged, with rates at relatively low levels historically. In periods of higher interest rates, we earn higher interest income on cash balances and expect higher forward selling prices under our gold sales contracts. A significant portion of our long-term debt has fixed interest rates and therefore interest costs have not historically been significantly affected by changing interest rates.


RESULTS
                                                                            Three months                  Nine months
($ millions, except per share and                                          ended Sept.30                ended Sept.30
per ounce data in dollars)                                            2005          2004           2005          2004
---------------------------------------------------------------------------------------------------------------------
Gold production ('000s oz)                                           1,509         1,240          3,812         3,807
Gold sales3
     '000s oz                                                        1,456         1,267          3,670         3,736
     $ millions                                                    $   627       $   500        $ 1,574       $ 1,431
Market gold price1                                                     439           401            432           401
Realized gold price1                                                   427           395            426           383
Total cash costs(1),(2),(3)                                            210           221            229           213
Amortization(1),(3)                                                     72            89             77            90
Total production costs3                                                282           310            306           303
Net income                                                             113            32            226            92
Net income per share(1),(4)                                           0.21          0.06           0.42          0.17
Cash inflow (outflow)
     Operating activities                                              232           152            457           386
     Capital expenditures                                             (323)         (218)          (835)         (536)
     Other investing activities                                          1           (1)            (77)          (41)
     Financing activities                                               59           154            160            (1)
Cash position - end of period                                      $ 1,105       $   775        $ 1,105       $   775

1    Per ounce weighted average.
2 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs - see page 18. Total cash costs per ounce statistics exclude amortization - see page 20.
3    Excludes equity ounces from Highland.
4    Basic and diluted.

OVERVIEW OF 2005 VERSUS 2004
Earnings
Earnings in third quarter 2005 were $81 million higher than third quarter 2004. The main factors and various special items are summarized in the tables below, together with references to where more information can be found in this MD&A. Earnings continue to be positively impacted by lower amortization rates, and our guidance for amortization of the full year has been revised downwards to $430-$455 million.

Impact on earnings

                                                                                                  Increase (decrease)
                                                                                            Q3 2005           Year to
                                                                            Refer                vs         date 2005
($ millions)                                                              to page           Q3 2004           vs 2004
Higher realized gold prices                                                     9              $ 47            $  158
Total cash costs (increase) decrease                                            9                16              (59)
Sales volumes increase (decrease)(1)                                            9                16               (4)
Lower amortization rates                                                        8                25                48
Lower exploration/development
    expense                                                                    13                11                 6
Lower interest expense                                                         14                 6                17
Higher income tax expense(2)                                                   14              (23)              (22)
Special items(3)                                                                9              (12)              (11)
Other                                                                                           (5)                 1
Total                                                                                        $   81            $  134

1 Impact of changing sales volumes on margin between selling prices, total cash costs and amortization.
2    Excluding the impact of recording previously unrecognized deferred tax assets.
3    Excluding impact on the period of deferred stripping accounting changes.


BARRICK THIRD QUARTER 2005              8   MANAGEMENT'S DISCUSSION AND ANALYSIS

Special Items - Effect on earnings increase (decrease)


                                   Refer to  Three month period ended September 30,   Nine month period ended September 30,
($ millions)                           page        2005               2004              2005               2004
                                             Pre-Tax  Post-Tax  Pre-Tax  Post-Tax Pre-Tax  Post-Tax  Pre-Tax  Post-Tax
Non-hedge derivative gains               14     $(2)      $(2)     $  8     $  9     $  7      $  5      $(1)    $  3
(losses)
Gains (losses) on investments            14      (3)       (3)        -        -        6         5        1        1
Gains on asset sales                     14       4         3         2        2        5         4        5        4
Gain on Kabanga transaction              12       -         -         -        -       15        15        -        -
Impairment charge on royalty                      -         -        (8)      (5)       -         -       (8)      (5)
interest
Currency translation gains               14      11         9         3        3        6         5        4        4
Deferred stripping accounting
  changes
  Cumulative effect                      18       -         -         -        -        6         6        -        -
  Impact on the period compared          18      11         6         -        -       29        27        -        -
    to previous policy
Changes in AROs at closed mines                  (8)       (4)       (3)      (2)     (13)       (8)      (3)      (2)
Income tax credits                                -         -         -        8        -         -        -       38
Total                                          $ 15      $  9      $  2     $ 15     $ 61      $ 59      $(2)    $ 43

Cash Flow
In third quarter 2005, our cash position decreased by $26 million. We generated $232 million of operating cash flow in third quarter 2005, $80 million higher than in third quarter 2004, mainly because of higher gold sales volumes, higher realized gold prices and lower total cash costs per ounce. Capital expenditures were $323 million, $105 million higher than in third quarter 2004, mainly due to the levels of construction activity at our development projects. We drew down $32 million from financing facilities used to fund construction at our development projects and received $50 million in proceeds on the exercise of stock options.

In the first nine months of 2005, our cash position decreased by $293 million. We generated $457 million of operating cash flow, $71 million higher than in 2004, mainly because of higher realized gold prices, partly offset by higher total cash costs. Capital expenditures were $835 million, $299 million higher than in 2004, due to the levels of activity at our development projects. We received $160 million from financing activities in 2005, including $88 million in proceeds on the exercise of stock options and $170 million in proceeds from various financing facilities used to fund construction at our development projects, partly offset by dividend payments of $59 million.

CONSOLIDATED GOLD PRODUCTION, SALES AND COSTS
Gold production in third quarter 2005 was 269,000 ounces higher than in third quarter 2004, primarily due to the ramp up of production at Lagunas Norte and higher production levels at Goldstrike open pit. Ounces sold increased by 189,000 ounces compared to third quarter 2004, consistent with the higher production levels. In the first nine months of 2005, ounces produced and sold were similar to 2004 as new production from Lagunas Norte and Tulawaka was offset by lower production at Pierina, Eskay Creek and Plutonic.

In third quarter 2005, we sold most of our production at market prices, and delivered approximately 0.2 million ounces into existing fixed-price gold sales contracts and another approximately 0.1 million ounces into existing floating spot-price gold sales contracts for a total opportunity cost of $19 million compared to prevailing spot market prices. We realized $427 per ounce of gold in third quarter 2005, $32 per ounce higher than third quarter 2004, reflecting higher market gold prices. In the first nine months of 2005, we realized $426 per ounce, $43 per ounce higher than the same period in 2004, also due to higher market gold prices. The price realized for gold sales in fourth quarter 2005 and beyond will depend upon market conditions and the selling prices of any gold sales contracts into which we voluntarily deliver, which could be below prevailing spot market prices.


Consolidated total cash costs per ounce
                                                                   Three month period              Nine month period
                                                                       ended Sept.30,                 ended Sept.30,
(in dollars per ounce)                                            2005           2004            2005           2004
Cost of goods sold(1),(2)                                       $ 237           $ 251           $ 263          $ 244
Currency/commodity
  hedge gains                                                     (21)            (20)            (23)           (20)
By-product credits                                                (23)            (26)            (27)           (28)
Royalties/mining taxes                                             15              13              14             12
Accretion/other costs                                               2               3               2              5
Total cash costs                                                $ 210           $ 221            $229           $213

1    At market currency exchange rates.
2 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs - see page 18. Total cash costs per ounce excludes amortization - see page 20.

Total cash costs per ounce in third quarter 2005 were lower than in third quarter 2004, primarily because of the new low-cost production from Lagunas Norte, and the availability of higher-grade ore at Goldstrike open pit.

BARRICK THIRD QUARTER 2005              9   MANAGEMENT'S DISCUSSION AND ANALYSIS

These factors were partly offset by higher royalties, due to higher gold prices, and the impact of inflationary cost pressures.

RESULTS OF OPERATING SEGMENTS
In our Financial Statements, we present a measure of historical segment income that reflects gold sales at average consolidated realized gold prices, less segment operating costs and amortization of segment property, plant and equipment. Our segments mainly include producing mines and development projects. We monitor segment operating costs using "total cash costs per ounce" statistics that represent segment cost of sales divided by ounces of gold sold in each period. The discussion of results for producing mines focuses on this statistic in explaining changes in segment operating costs, and should be read in conjunction with the mine statistics presented on pages 39 to 42.

NORTH AMERICA
The region produced 791,000 ounces in third quarter 2005 (2004: 743,000 ounces) at total cash costs of $224 per ounce (2004: $231 per ounce), for a total of 2,068,000 ounces in the first nine months of 2005 (2004: 2,217,000 ounces) at total cash costs of $243 per ounce (2004: $227 per ounce). Higher gold production and lower costs in third quarter 2005 were mainly due to higher ore grades at Goldstrike open pit. For the first nine months of 2005, production was lower than 2004 mainly due to the depletion of ore reserves at Holt-McDermott by the end of 2004, as well as processing of lower-grade ore at Eskay Creek in 2005.

In 2005, total cash costs per ounce increased due to inflationary cost pressures and higher royalties, partly offset by higher toll milling credits and the impact of the change in accounting for stripping costs. Results for third quarter 2005 were affected by similar cost pressures, but total cash costs per ounce were lower than in 2004 due to the availability of higher-grade ore at Goldstrike open pit on completion of the ninth west layback. Full-year guidance for total cash costs has been revised to $245-$250 per ounce and production has been revised to 2,840,000-2,885,000 ounces.

Goldstrike Open Pit, United States
Ore production rates were impacted in the first half of 2005 by above average rainfall, but increased again in the third quarter. Tons of ore processed in third quarter 2005 were similar to third quarter 2004, but at higher grades as mining occurred in a higher-grade area of the pit, as mining continued in the area of the ninth west layback. In the first nine months of 2005, the mining of slightly higher-grade ore was largely offset by lower throughput compared to 2004. Lower throughput was mainly because of harder ore encountered that impacted milling rates, the above average rainfall that led to lower mining rates in the first half of 2005, and scheduled roaster maintenance in second quarter 2005. Lower total cash costs per ounce in 2005, compared to 2004, were mainly due to the higher production levels, higher toll milling credits, and the impact of the change in accounting for stripping costs (see page 19), partly offset by higher royalties and net proceeds taxes, and inflationary cost pressures.

Goldstrike Underground, United States
In third quarter 2005, mine sequencing changes were implemented to accelerate drift-and-fill mining at Meikle in view of difficult ground conditions at Rodeo. Lower mining rates, associated with drift-and-fill mining, a temporarily plugged backfill raise, and the mining of lower-grade stopes at Meikle, resulted in lower production in third quarter 2005 compared to the prior-year period. In the first nine months of 2005 the effect of incremental ore mined in 2004 at Rodeo and the reallocation of resources to drift-and-fill mining in 2005 was partly offset by a drawdown of stockpiles in the first half of 2005. Higher total cash costs per ounce in 2005 were mainly due to the lower production levels, inflationary cost pressures, higher ground support costs due to difficult ground conditions and an increase in drift-and-fill mining. Lower levels of development activity led to a greater allocation of expenses to mining costs in 2005, which also contributed to the increase in total cash costs per ounce.

Power Plant for Goldstrike, United States
The construction of a 115-megawatt natural gas-fired power plant in Nevada to supply our Goldstrike mine is on schedule, with the plant expected to be ready for operations in November 2005. Project highlights include:

o Construction costs of $29 million were incurred in third quarter 2005, with total costs of $63 million in the first nine months of 2005.
o    All power generators have been received and set in place.
o    Interconnections to the power grid have been tested and commissioned.
o Gas supply facilities and the gas pressure reduction station have been completed.
o    Major mechanical and electrical work is complete.
o    Commissioning activities commenced in September.
o The hiring of operating personnel is substantially complete and training has begun.

Eskay Creek, Canada
Fewer tons of higher-grade direct-to-smelter ore were processed in 2005, with a substitution of lower-grade


BARRICK THIRD QUARTER 2005             10   MANAGEMENT'S DISCUSSION AND ANALYSIS
ore to the mill, leading to lower gold production levels compared to 2004. As the mine approaches the end of its life (expected in 2007), lower labor, transportation and smelter costs, partly offset by lower silver by-product credits (higher silver prices were more than offset by lower volumes produced in 2005), contributed to lower total cash costs per ounce in third quarter 2005 than in the same period of 2004. In the first nine months of 2005, higher equipment maintenance and contractor costs, combined with the factors affecting the third quarter, led to an increase in costs over 2005.

Round Mountain (50% owned), United States

Ore tons mined decreased in 2005 from 2004 levels, with higher quantities of material placed on the leach pads in 2004 than in 2005. Tons processed each period do not necessarily correlate to the ounces produced in the period as there is a time delay between placing tons on the leach pad and pouring ounces. Total cash costs per ounce were higher in 2005 due to inflationary cost pressures, higher royalties and net proceeds taxes, as well as the effect of the change in accounting for stripping costs (see page 19).

East Archimedes, United States
The East Archimedes project remains on schedule and we expect production to commence by mid-2007. Project highlights include:

o Construction costs of $15 million were incurred in third quarter 2005, with total costs of $27 million in the first nine months of 2005.

o    The majority of the mining fleet was received in third quarter 2005.

o    About 80% of the workforce has been hired.

o The final Record of Decision was signed by the US Bureau of Land Management in the first week of October 2005.

SOUTH AMERICA
The region produced 369,000 ounces in third quarter 2005 (2004:133,000 ounces) at total cash costs of $122 per ounce (2004: $124 per ounce), for a total of 711,000 ounces in the first nine months of 2005 (2004: 552,000 ounces) at total cash costs of $126 per ounce (2004: $104 per ounce). Lagunas Norte made a significant contribution to the region's results in third quarter 2005, which we expect to continue in upcoming quarters. Veladero had its first gold pour in September 2005, and upon completion of commissioning activities it will begin full production. We expect South America to produce 1,210,000-1,230,000 ounces and total cash costs of $120-$130 per ounce, slightly lower than previously expected and at marginally higher total cash costs per ounce.

Pierina, Peru
With the availability of higher-grade ore in third quarter 2005, partly offset by lower tons processed, gold production was higher than the prior year period. Gold production in the first nine months of 2005 was lower than in 2004 as higher quantities of run-of-mine ore were placed on the leach pad in 2004. Total cash costs per ounce increased in 2005 as the effect of inflationary cost pressures, combined with higher maintenance and ground support costs, was partly offset by higher silver by-product credits. Mining costs were also higher in 2005 as the total tons of ore and waste mined increased in 2005.

Lagunas Norte, Peru
Lagunas Norte produced 211,000 ounces in third quarter 2005, its first full quarter of production, at total cash costs of $121 per ounce, with mining of high-grade near-surface ore. Construction contracts were closed out in the third quarter and we expect the construction capital of the mine to be less than the previously announced estimate of $340 million.

Veladero, Argentina
The first gold pour at Veladero occurred in September 2005. Upon completion of ongoing commissioning activities Veladero will begin full production. Construction costs of $78 million were incurred in third quarter 2005, for a total of $213 million in the first nine months of the year.

Pascua-Lama, Chile/Argentina
In 2004, we made a decision to proceed with the development of the Pascua-Lama project in Chile/Argentina, contingent upon obtaining the necessary permits, approvals and fiscal regimes. While approvals for the environmental impact assessments are targeted in the first quarter of 2006, the timing of the receipt of these approvals, as well as the resolution of some of the other external issues, such as permitting and licensing; cross-border operating issues; and fiscal, tax and royalty issues, is largely beyond Barrick's control.

Capital and operating cost estimates for the Pascua-Lama project were based on the cost and commodity price environment prevailing at the time of the updated feasibility study, which was finalized in June of 2004. The design of the project has been optimized in the course of the permitting process to incorporate additional operating and construction efficiencies, additional environmental mitigation measures, and other project improvements. We are in the course of updating cost estimates to reflect such changes, inflationary cost pressures and higher commodity prices. Although such factors will result in some increase in capital and


BARRICK THIRD QUARTER 2005             11   MANAGEMENT'S DISCUSSION AND ANALYSIS
operating cost estimates, based on the current cost and commodity price environment, and combined with other efficiencies, we do not expect significant changes to the overall economics of the project.

AUSTRALIA/AFRICA
The region produced 341,000 ounces in third quarter 2005 (2004: 356,000 ounces) at total cash costs of $272 per ounce (2004: $241 per ounce), for a total of 1,012,000 ounces in the first nine months of 2005 (2004: 1,020,000 ounces) at total cash costs of $272 per ounce (2004: $242 per ounce). Lower production in 2005 was mainly due to the ending of open-pit mining at Plutonic in the second quarter, as well as lower production at Kalgoorlie in the third quarter, partly offset by new production from Tulawaka.

Total cash costs per ounce were higher in 2005 mainly because of inflationary cost pressures, and lower throughput and ore grades at Plutonic after open-pit mining ended in the second quarter, partly offset by higher ore grades at Bulyanhulu in the third quarter. We expect the region to meet its full-year production guidance of 1,330,000-1,365,000 ounces at slightly higher total cash costs of $275-$280 per ounce.

Kalgoorlie (50% owned), Australia
In the first nine months of 2005, tons mined were lower than in 2004 due to reduced shovel capacity. Tons processed were similar to 2004 in the first nine months of 2005 with the processing of stockpiled material. Mill throughput was higher due to improved mill utilization and the positive impact of processing finer ore sizes. A build-up of concentrate inventory occurred in 2005 due to limitations in roaster capacity. Inflationary cost pressures in 2005, combined with higher exchange rates under hedge contracts, were more than offset by the effect of the change in accounting for stripping costs (see page 19), leading to lower total cash costs per ounce in 2005. In the third quarter 2005, lower production related to lower ore grades, and higher maintenance costs due to scheduled maintenance shutdowns, led to an increase in total cash costs per ounce over the first half of the year.

Kalgoorlie is installing a mercury scrubber on its carbon kilns and is assessing process changes, controls and other management measures for the roaster facility to reduce mercury emissions. The assessment is continuing, after which we will be able to estimate any capital requirements and operating cost impact associated with such measures.

Plutonic, Australia
At Plutonic we processed fewer ore tons in 2005 than in 2004, after open-pit mining ceased in the second quarter, which, while partly offset by higher average ore grades, led to lower gold production in 2005. Lower gold production levels, combined with inflationary cost pressures, were partly offset by lower operating costs after open-pit mining ended and the impact of the change in accounting for stripping costs (see page 19), for an increase in total cash costs per ounce in 2005.

Bulyanhulu, Tanzania
In the first nine months of 2005 tons mined decreased mainly due to reduced equipment availability, a hoist gearbox failure and labor issues due to roster changes. Ore grades were lower in the first half of 2005 than in 2004, although grades improved in third quarter on accessing higher-grade stopes. These factors led to lower gold production levels in the first half of 2005 compared to prior year period. Production in third quarter 2005 improved and was consistent with third quarter 2004. In the first half of 2005, inventory levels increased due to container delays that impacted shipments to the smelter. With the delays resolved in the third quarter, inventory levels decreased back to previous levels. Lower gold production levels, combined with equipment downtime and higher maintenance and administrative costs, resulted in higher total cash costs per ounce in 2005 compared to 2004.

Cowal, Australia
The project remains on schedule for production to commence in first quarter 2006. Project highlights include:

o Capital expenditures incurred were $76 million in third quarter 2005, for a total of $185 million in the first nine months of 2005, and overall construction of the project is about 50% complete. Inflationary cost pressures in Australia have been impacting ongoing capital costs. It is now anticipated that the public guidance for construction costs of about $305 million may be exceeded by up to five to ten per cent. We have been taking steps to mitigate cost increases where possible. A cost review is being undertaken to assess the impact.
o    Engineering is substantially complete.
o    Plant-site concrete is 85% complete.
o The southern tailings storage facility is about 50% complete and the northern tailings storage facility was completed in second quarter 2005.

Kabanga (50% owned), Tanzania
In April 2005, we entered into a joint-venture agreement with Falconbridge Limited ("Falconbridge") with respect to the Kabanga nickel deposit and related concessions in Tanzania. Falconbridge acquired a 50% indirect interest


BARRICK THIRD QUARTER 2005             12   MANAGEMENT'S DISCUSSION AND ANALYSIS
in respect of the Kabanga project for $15 million and a funding commitment. Falconbridge will be the operator of the joint venture. The Kabanga project has a current estimated inferred resource of 26.4 million tonnes grading 2.6% nickel(1).

Over the next several years, Falconbridge will fund and conduct a further $50-million work plan that will include additional exploration and infill drilling, and technical work to update the resource model for Kabanga and bring the project towards feasibility. It will establish a dedicated team in Tanzania to coordinate and advance the work plan. Upon conclusion of the work plan, Falconbridge will fund the next $95 million of any project development expenditures to advance the Kabanga project. Thereafter, Falconbridge and Barrick will share equally in joint-venture revenues and expenditures.

RUSSIA/CENTRAL ASIA
In second quarter 2005, we spent $50 million to increase our ownership in Highland Gold Mining PLC ("Highland") from 14% to 20%. Our 20% ownership interest is reflected in our financial statements and production statistics on an equity basis.

OTHER COSTS AND EXPENSES
Exploration, Development and Business Development Expense


                                        Three months     Nine months
                                           ended            ended
                                        September 30     September 30
($ millions)                              2005    2004    2005    2004  Comments on significant trends and variances
Exploration
  North America                          $   9    $  6    $ 21    $ 20  Higher exploration activity at Goldstrike in
                                                                        third quarter 2005.
  Australia/Africa                           3      10      27      26  Lower levels of exploration activity in
                                                                        third quarter 2005 at the Buzwagi project.
  South America                                                         Lower exploration activity in third quarter
                                                                        2005 at various exploration properties in Peru,
                                                                        Chile and Argentina, including exploration of
                                             2       5      13      15  Pierina  mine site property.
  Russia/Central Asia                        4       1       7       4  Higher levels of exploration activity in
                                                                        third quarter 2005.
  Other countries                            -       -       1       1
Mine development                             2       4       7      13  In 2004, we expensed Lagunas Norte
                                                                        development costs until May 1,
                                                                        which was the date when the project achieved
                                                                        the criteria to classify mineralization as a
                                                                        reserve for US reporting purposes. Funding
                                                                        of Kabanga expenditures by Falconbridge also
                                                                        contributed to lower expenses.
Non-capitalizable project costs              4       5      11       5  Non-capitalizable costs mainly present items
                                                                        incurred in the development/construction
                                                                        phase that cannot be capitalized under US
                                                                        GAAP.
Business development/other                   3       7       8      17  Decrease in overhead costs associated with
                                                                        the administration of exploration and
                                                                        development projects.
Total                                    $  27    $ 38    $ 95    $101


1 Resource calculations were prepared by employees of Barrick under the supervision of Alexander J. Davidson, P. Geo., Executive Vice President, Exploration and Corporate Development of Barick


BARRICK THIRD QUARTER 2005             13   MANAGEMENT'S DISCUSSION AND ANALYSIS


Amortization, Administration and Interest Expense
------------------------------------------------------------------------------------------------------------------------------------
                              Three months ended     Nine months ended
($ millions, except per ounce     September 30           September 30
data and percentages)        2005    2004  %Change  2005   2004  %Change Comments on significant trends and variances
Amortization
  Absolute amount            $111    $117   (5)%    $298  $ 352   (15)%  Decrease mainly due to lower amortization
                                                                         rates per ounce.
  Per ounce (dollars)          72      89  (19)%      77     90   (14)%  Lower rates in 2005 mainly due to reserve
                                                                         increases at the end of 2004 (particularly
                                                                         Goldstrike open pit and Pierina - see page
                                                                         19), the lower book value of Eskay Creek
                                                                         after an impairment charge was recorded in
                                                                         fourth quarter 2004 and effect of low
                                                                         amortization costs per ounce at Lagunas
                                                                         Norte on the overall average. We do not
                                                                         expect the overall average rate per ounce
                                                                         to change significantly for the remainder
                                                                         of 2005.
Administration                 17      16     6%      53     50      6%  Higher regulatory compliance costs in 2005.
Interest costs
  Incurred                     33      13   154%      92     36    156%  Increase mainly due to new financing put in
                                                                         place in 2004 and 2005. Average long-term
                                                                         debt outstanding increased from $0.7
                                                                         billion in the first nine months of 2004 to
                                                                         $1.7 billion in 2005.
  Capitalized                (33)     (7)   371%    (91)   (18)    406%  Increased amounts were capitalized in the
                                                                         first nine months of 2005 to Lagunas Norte,
                                                                         Veladero and Cowal development projects as
                                                                         construction costs were incurred and
                                                                         capitalized. Capitalization at Lagunas
                                                                         Norte ceased in third quarter 2005. Average
                                                                         book value of these three projects was $1
                                                                         billion in the first nine months of 2005
                                                                         compared to $0.3 billion in the first nine
                                                                         months of 2004. Capitalization at
                                                                         Pascua-Lama began in third quarter 2004.
Expensed                        -       6  (100)%      1     18   (94)%  Following the start-up of the Lagunas Norte
                                                                         mine, and after commissioning is completed
                                                                         at the Veladero project, we expect that
                                                                         interest expense in the future will begin
                                                                         to increase as the combined book value of
                                                                         Cowal and Pascua-Lama will likely be lower
                                                                         than outstanding long-term debt.

------------------------------------------------------------------------------------------------------------------------------------


Other (Income) Expense
                                        Three months     Nine months
                                           ended            ended
                                        September 30     September 30
($ millions)                              2005    2004    2005    2004  Comments on significant trends and variances
Non-hedge' derivative                    $   2     $(8)    $(7)   $  1  The gains and losses arise primarily due to
  (gains)/losses                                                        changes in commodity prices, currency
                                                                        exchange rates and interest rates.
Gains on asset sales                        (4)     (2)     (5)     (5) Gains in third quarter 2005 mainly relate to
                                                                        land dispositions in Australia.
Gain on Kabanga transaction                  -       -     (15)      -  Gain recorded in second quarter 2005 relates
                                                                        to the closing of a transaction in which
                                                                        Falconbridge acquired a 50% indirect
                                                                        interest in Kabanga.
Gains on investment sales                    -       -      (9)     (1) Gains of $9 million in first quarter 2005
                                                                        related to the sale of investments held in a
                                                                        rabbi trust for a deferred compensation plan
                                                                        as a result of a change in the plan trustee.
Impairment of investments                    3       -       3       -  Losses relate to two investments where we
                                                                        concluded impairment was other than
                                                                        temporary.
Environmental remediation costs             17      12      31      24  In third quarter 2005 revisions were made to
                                                                        cost estimates at three closed mines in
                                                                        North America on completion of an update to
                                                                        the closure plans that led to a $8 million
                                                                        charge to earnings.
Currency translation gains                 (11)     (3)     (6)     (4) Foreign currency translation gains reflect
                                                                        the effect of strengthening of the Canadian,
                                                                        Australian and Argentinean currencies against
                                                                        the US dollar on monetary assets.
Other items                                 14      13      34      26
Total                                    $  21    $ 12    $ 26    $ 41


Income Taxes
--------------------------------------------------------------------------------
Income tax expense increased in 2005 primarily due to the increase in income before taxes. Excluding the impact of recording previously unrecognized deferred tax assets, the underlying tax rate for the first nine months of 2005 was 21% compared to 41% in 2004. The major reasons for the decrease in the effective tax rate were the impact of a $67 million (2005: $20 million) opportunity cost in 2004, relating to deliveries into gold sales contracts in a low tax-rate jurisdiction at prices lower than prevailing spot market price; and a change in the geographic mix of gold production, and therefore income before tax, with a shift towards jurisdictions with lower tax rates. The effective tax rate in third quarter 2005 was slightly higher than the rate in the first half of

BARRICK THIRD QUARTER 2005             14   MANAGEMENT'S DISCUSSION AND ANALYSIS
the year because $16 million out of a $19-million opportunity cost occurred in a low-rate tax jurisdiction.

As gold prices increase, our underlying tax rate also increases, reaching a high of about 25% with market prices at or above $475 per ounce. The expected underlying tax rate excludes the effect of gains and losses on non-hedge derivatives, the effect of delivering into forward gold sales contracts at prices below prevailing market prices, and any release of deferred tax valuation allowances.

Operating Activities
Operating cash flow increased by $80 million to $232 million in third quarter 2005 compared to third quarter 2004. The key factors that contributed to the period over period increase are summarized in the table below.


                               [Graphic Omitted]



Key factors affecting operating cash flow
------------------------------------------------------------------------------------------------------------------------------------
                                         Impact on                    Impact on
                          Three months  comparative      Nine months  comparative
                         ended Sept.30   operating     ended Sept.30   operating
                          2005    2004   cash flow     2005     2004   cash flow    Comments on significant trends
                                                                                            and variances
Gold sales volumes       1,456   1,267       $  33    3,670    3,736      $(11)   See page 9.
  (000s oz)
Realized gold prices      $427   $ 395          47   $  426    $ 383       158    See page 9.
  ($/oz)
Total cash costs           210     221          16      229      213       (59)   See page 9.
($/oz)
Sub-total                                       96                          88
Other inflows
  (outflows)
Income tax (payments)     (20)      11        (31)     (49)     (40)        (9)   Canadian Federal tax refund of
  refunds                                                                         $18 million was received in third
                                                                                  quarter 2004. The increase in tax
                                                                                  payments in third quarter 2005 relates
                                                                                  to the first full quarter of Lagunas
                                                                                  Norte production and higher realized
                                                                                  gold prices.
Increase in               (20)       -        (20)     (94)     (26)        (68)  Higher inventory at development
inventories                                                                       projects to support start-up of
                                                                                  production.
Other non-cash              12      10           2       53       30          23
working capital
Interest expense             -       6           6        1       18          17  See page 14.
Income tax expense          28       3          25       47       33          14  See page 14.
Effect of other                                  2                             6
factors
Total                                        $  80                         $  71



BARRICK THIRD QUARTER 2005             15   MANAGEMENT'S DISCUSSION AND ANALYSIS

Investing Activities
Investing activities in 2005 principally comprised capital expenditures as detailed below.

------------------------------------------------------------------------------------------------------------------------------------
                              Three months ended     Nine months ended
($ millions)                      September 30           September 30
                              2005    2004  $Change  2005   2004  $Change               Comments
Growth capital
expenditures(1)
Veladero                    $  78  $  65   $  13  $ 213   $ 207  $   6   Construction activity at similar levels in
                                                                         each period.
Lagunas Norte                  28     83     (55)   128     115     13   Construction activity started in second
                                                                         quarter 2004. Production start-up in second
                                                                         quarter 2005, with lower capital
                                                                         expenditures in third quarter 2005 on
                                                                         completion of construction.
Cowal                          76     13      63    185      44    141   Construction activity started in second
                                                                         quarter 2004. Higher levels of activity
                                                                         generally in 2005, leading up to production
                                                                         start-up expected in first quarter 2006.
Tulawaka                        -     12     (12)     8      27    (19)  Production began in first quarter 2005,
                                                                         with lower capital expenditures on
                                                                         completion of construction.
Pascua-Lama                    27      8      19     66      18     48   Higher levels of activity since decision in
                                                                         mid-2004 to proceed with the project, as
                                                                         well as higher capitalized interest.
Nevada Power Plant             29      -      29     63       -     63   Construction activity started in fourth
                                                                         quarter 2004.
East Archimedes                15      -      15     27       -     27   Construction activity started in first
                                                                         quarter 2005.
Sub-total                     253    181      72    690     411    279
Sustaining capital
expenditures
North America                  37     17      20     70      63      7   Purchases of equipment at Goldstrike in
                                                                         third quarter 2005.
Australia/Africa               27     14      13     61      52      9   Purchases of equipment at Australian
                                                                         operating mines in third quarter 2005.
South America                   5      -       5      10      2      8   Purchases of equipment at Pierina in third
                                                                         quarter 2005.
Other                           1      6      (5)     4       8     (4)
Sub-total                      70     37      33    145     125     20
Total                       $ 323  $ 218   $ 105  $ 835   $ 536  $ 299


1    Includes construction costs and capitalized interest.

Financing Activities
The most significant financing cash inflows in third quarter 2005 were $50 million received on the exercise of employee stock options and $32 million of proceeds from various financings, partly offset by $23 million of repayments made in third quarter 2005 under long-term debt obligations. In the nine-month period ended in 2005, we received $88 million of proceeds on exercise of stock options and $170 million of financing proceeds, partly offset by long-term debt repayments of $38 million and dividends paid of $59 million.

BALANCE SHEET
SHAREHOLDERS' EQUITY

Outstanding Share Data
As at October 14, 2005, 537.2 million of our common shares, one special voting share and 1.4 million Exchangeable Shares not owned by Barrick (exchangeable into 0.7 million of our common shares) were issued and outstanding. As at October 14, 2005, options to purchase 20.5 million common shares were outstanding under our option plans, as well as options to purchase 0.4 million common shares under certain option plans inherited by us in connection with prior acquisitions.

Comprehensive Income
Comprehensive income consists of net income or loss, together with certain other economic gains and losses that collectively are described as "other comprehensive income", and excluded from the income statement.

In third quarter 2005, the other comprehensive income of $9 million mainly included gain reclassification adjustments totaling $37 million on hedge contracts that were transferred to earnings in third quarter 2005; partly offset by gains of $49 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates, interest rates and fuel prices. For the nine-month period ended September 30, 2005, the other comprehensive loss of $28 million mainly included gain reclassification adjustments totaling $100 million on hedge contracts that were transferred to earnings and gains of $9 million on sale of investments, partly offset by gains of $75 million on hedge contracts designated for future periods caused primarily by changes in currency exchange rates, interest rates, and fuel prices.


BARRICK THIRD QUARTER 2005             16   MANAGEMENT'S DISCUSSION AND ANALYSIS


QUARTERLY INFORMATION ($ millions, except where indicated)
                                                    2005                              2004                     2003
                                               Q3        Q2       Q1        Q4        Q3        Q2       Q1        Q4
Gold sales                                $   627   $   463  $   484   $   501   $   500   $   454  $   477   $   536
Net income                                    113        53       60       156        32        34       26        77
Net income per share - basic (dollars)       0.21      0.10     0.11      0.30      0.06      0.06     0.05      0.14

Our financial results for the last seven quarters through to second quarter 2005 reflect the following general trends: rising spot gold prices with a corresponding rise in prices realized from gold sales; and rising total cash costs per ounce as a number of our mines have been processing lower-grade ore and experienced inflationary cost pressures. In third quarter 2005, after our low-cost Lagunas Norte mine began production, these trends began to reverse, with an increase in production and decrease in total cash costs per ounce, that also resulted in a significant increase in both gold sales and net income. We expect this new trend of increasing production to continue. Net income in each quarter also reflects the timing of various special items. The items affecting the third quarter and first nine months of both 2005 and 2004 are presented in a table on page 9.

OFF-BALANCE SHEET ARRANGEMENTS
The MD&A included in our 2004 Annual Report contained a detailed discussion of off-balance sheet arrangements. In this interim MD&A, we have included an update of any significant changes in off-balance sheet arrangements.

Gold and Silver Sales Contracts
We have historically used gold and silver sales contracts as a means of selling a portion of our gold and silver production. The contracting parties are bullion banks whose business includes entering into contracts to purchase gold or silver from mining companies. All our gold and silver sales contracts (including Corporate Gold Sales Contracts, Pascua-Lama Gold Sales Contracts and Floating Spot-Price Gold Sales Contracts) retain all the benefits of our Master Trading Agreements ("MTAs") and are not subject to margining, downgrade or unilateral and discretionary "right to break" provisions.

Corporate Gold Sales and Floating Spot-Price Gold Sales Contracts
Fixed-price Corporate Gold Sales Contracts, which at September 30, 2005 totaled
6.4 million ounces, represent approximately one year of expected future gold production and approximately 9% of our proven and probable reserves, excluding Pascua-Lama. We reduced our fixed-price Corporate Gold Sales contract commitments by delivering 0.2 million ounces in third quarter 2005.

At September 30, 2005, we had floating spot-price gold sales contracts under which we are committed to deliver 0.7 million ounces of gold over the next ten years at spot prices, less an average fixed-price adjustment of $86 per ounce. We reduced our floating spot-price gold sales contract commitments by 0.1 million ounces through gold deliveries in third quarter 2005.

Key Aspects of Corporate Gold Sales Contracts
(at September 30, 2005)
Current termination date of contracts.                      2015 in most cases.
Average estimated realizable price in 2015.                 $439/oz.(1)
Mark-to-market value at Sept.30, 2005.
  Corporate Gold Sales Contracts                            $(1,100) million.(2)
  Floating Spot-Price Gold Sales Contracts.                 $(60) million.(2)

1 Approximate estimated value based on current market US dollar interest rates and an average gold lease rate assumption of 1%. Accelerating gold deliveries would likely lead to reduced contango that would otherwise have built up over time. Barrick may choose to settle any gold sales contract in advance of this termination date at any time, at its discretion. Historically, delivery has occurred in advance of the contractual termination date.
2    At a spot gold price of $473 per ounce, and market interest rates.

Pascua-Lama Gold Sales Contracts
In anticipation of building Pascua-Lama and in support of any related financing, we have 6.5 million ounces of existing fixed-price gold sales contracts specifically allocated to Pascua-Lama (the "Pascua-Lama Gold Sales Contracts"). The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure the financing for its construction. We expect the allocation of these contracts to eliminate any requirement by lenders to add any incremental gold sales contracts in the future to support the financing of Pascua-Lama. The forward sales prices on our Pascua-Lama Gold
Sales Contracts have not been fully fixed, and thus remain sensitive to long-term (2009-2017) interest rates. Increasing long-term interest rates in the third quarter have resulted in a higher expected realizable sales price for these contracts. If these interest rates continue to rise, we anticipate the expected realizable sales price to increase (in 2009-2017).

As part of our MTAs, Pascua-Lama Gold Sales Contracts are not subject to any provisions regarding any final go-ahead decisions with Pascua-Lama construction, or any possible delay or change in the Pascua-Lama project.


BARRICK THIRD QUARTER 2005             17   MANAGEMENT'S DISCUSSION AND ANALYSIS

Barrick guarantees the performance of all its gold and silver sales contracts.

Key Aspects of Pascua-Lama Gold Sales Contracts
(at September 30, 2005)
Expected delivery dates.(1)                          2009-2017, the term
                                                      of the expected financing.
Future estimated average realizable price.            $368/oz.(2)
Mark-to-market value at Sept. 30, 2005.                $(1,190) million.(3)

1 The contract termination dates are 2014-2017 in most cases, but we expect to deliver Pascua-Lama production against these contracts starting in 2009, subject to the timing of receipt of approvals of the environmental impact assessments, as well as the resolution of other external issues, both of which are largely beyond our control.
2 Upon delivery of production from 2009-2017, the term of expected financing. Approximate estimated value based on current market contango which is sensitive to US dollar interest rates.
3    At a spot gold price of $473 per ounce and market interest rates.

These contracts represent about 37% of the 17.6 million ounces of gold reserves at Pascua-Lama, and do not impact any of the 643 million ounces of silver contained in gold reserves.

Fair Value of Derivative Positions
                                                   At Sept.30,        At Dec.31,
Unrealized Gain/(Loss)                                2005              2004
Corporate Gold Sales Contracts(1)                 $    (1,160)      $      (975)
Pascua-Lama Gold Sales Contracts                       (1,190)             (966)
Silver Sales Contracts(1)                                 (34)              (26)
Currency contracts                                        219               298
Interest and lease rate contracts                          35                45
Fuel contracts                                             58                 4
                                                  $    (2,072)      $    (1,620)
1    Includes floating spot-price contracts.

Contractual Obligations and Commitments
Purchase obligations include only those items where binding commitments have been entered into. They do not include the full amount of future capital expenditures required to complete construction of our development projects because commitments have yet to be made for all of the estimated future capital costs. Significant changes to the December 31, 2004 contractual obligations and commitments include an additional $0.3 billion of purchase obligations for supplies and consumables and power contracts that we expect to incur mainly in 2005 to 2010.

In third quarter 2005, we drew down a further $32 million under two lease facilities put in place to fund Lagunas Norte construction costs. The lease facilities will be repaid evenly on a quarterly basis over five years.

Capital expenditures not yet committed
We expect to incur about $1.5 billion in capital to complete the development of our present projects over the next five years (Cowal, Pascua-Lama, East Archimedes and the Nevada Power Plant). A total of about $80 million of these amounts had been committed at the end of third quarter 2005, with the remainder not yet committed.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. In this MD&A, we have not repeated information provided in our 2004 annual MD&A. We have provided an update for any changes in accounting policies and critical accounting estimates that were not included in our 2004 annual MD&A.

Accounting Policy Changes
EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry ("EITF 04-6")
In 2005, the FASB approved EITF 04-6, and we chose to adopt it in second quarter 2005. EITF 04-6 relates to the accounting for stripping costs in the production stage at a mine. Previously we capitalized stripping costs incurred in the production phase. Results for 2005 reflect the method of accounting under EITF 04-6, but periods prior to 2005 were not restated in accordance with the transition rules of EITF 04-6. Cost of sales and related total cash costs per ounce statistics for 2004 and prior periods have not been restated, and are therefore not comparable to current-year results and statistics.

The new accounting rules require the actual stripping costs incurred each period be reflected in the cost of ore mined for the same period, and will likely lead to greater period-to-period volatility in total cash costs. Previously, stripping costs were deferred and amortized based on a life-of-mine stripping ratio that smoothed the costs over time. The impact of this change was to increase net income for third quarter 2005 by $6 million, ($0.01 per share) and for the nine months ended September 30, 2005 by $27 million ($0.05 per share). Cost of sales for third quarter 2005 was $11 million lower ($7 per ounce lower total cash costs) and $29 million lower in the nine months ended September 30, 2005 ($8 per ounce lower total cash costs). Results for 2005 also include a $6-


BARRICK THIRD QUARTER 2005             18   MANAGEMENT'S DISCUSSION AND ANALYSIS
million post-tax credit ($0.01 earnings per share) to reflect the cumulative effect of the policy for periods prior to January 1, 2005.

Impact of EITF 04-6 on Total Cash Costs Per Ounce Statistics

                               Three months ended             Nine months ended
                               September 30, 2005            $eptember 30, 2005
(dollars per ounce)           Increase (decrease)           Increase (decrease)
Goldstrike open pit                   $      (13)                   $       (7)
Round Mountain                                 42                            21
Hemlo                                           6                             9
Pierina                                      (46)                          (33)
Lagunas Norte                                (27)                          (26)
Kalgoorlie                                     25                          (12)
Plutonic                                        -                          (22)
Lawlers                                         -                             8
Tulawaka                                       62                            50
Total cash costs per ounce            $       (7)                   $       (8)

Critical Accounting Estimates
Certain accounting estimates have been identified as being "critical" to the presentation of our financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain; and there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Following the adoption of EITF 04-6, stripping ratios are no longer a critical accounting estimate. Critical accounting estimates include:

o Reserve estimates used to measure amortization of property, plant and equipment;
o    Impairment assessments of long-lived assets and investments;
o Assessments as to whether mine development costs should be capitalized or expensed;
o    The fair value of asset retirement obligations;
o The measurement of deferred income tax assets and liabilities and assessments of the amounts of valuation allowances recorded; and
o Assessments of the likelihood of loss contingencies occurring and the amount of potential loss.

Reserve Estimates Used to Measure Amortization of Property, Plant and Equipment We record amortization expense based on the estimated useful economic lives of long-lived assets. Effective December 31, 2004, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we prospectively revised calculations of amortization and caused amortization for third quarter 2005 and the first nine months of 2005 to decrease by $10 million and $28 million, respectively, for the mines listed below, which had reserve estimate changes (other than production) greater than 10%.

Impact of Historic Changes in Reserve Estimates on Amortization

                                                Reserves increase                    Amortization increase (decrease)
($ millions, except reserves in                     (decrease)(1)                         Periods ended Sept.30, 2005
millions of contained oz)                      As at Dec.31, 2004              Three months               Nine months
Goldstrike open pit                                           1.8                 $     (4)                 $    (11)
Round Mountain                                                0.3                       (2)                       (6)
Lawlers                                                       0.1                       (1)                       (2)
Eskay Creek                                                  (0.1)                       2                         5
Pierina                                                       0.3                       (6)                      (16)
Hemlo                                                        (0.2)                       1                         2
Total                                                         2.2                      (10)                      (28)
Impact on total amortization per ounce
  (dollars)                                                                       $     (7)                 $     (8)

1 Each year we update our reserve estimates as at the end of the year as part of our normal business cycle. Reserve changes, shown in millions of contained ounces, affect amortization expense on a prospective basis.
--------------------------------------------------------------------------------

Impairment Assessments of Investments
Each reporting period we review all available-for-sale securities whose fair value at the end of the period is below cost to determine whether an other-than-temporary impairment has occurred. We consider both positive and negative evidence in order to reach a conclusion on whether any impairment is other-than-temporary, and if necessary, record any losses that are other-than-temporary in earnings within other expense. Changes in the values of these investments are caused by market factors beyond our control and could be significant. The amount of any impairment charges recorded could materially impact earnings in a reporting period. In third quarter 2005, we reviewed an investment in an unrealized loss position that had a fair value that was $12 million below cost, and concluded that an impairment charge was not required. If a further or prolonged deterioration in value of this investment occurs, we may reach a different conclusion that could lead to the recognition of an impairment charge in earnings of a future period.

Impairment Assessments of Property, Plant and Equipment
At the end of 2004, we conducted detailed impairment assessments for Eskay Creek and Cowal. In 2005, we have not performed any detailed impairment assessments on any groups of assets. We are monitoring the impact of economic trends and other economic factors on our producing mines and development projects. It is reasonably possible that a detailed impairment assessment could be required for some


BARRICK THIRD QUARTER 2005             19   MANAGEMENT'S DISCUSSION AND ANALYSIS
properties in future periods if industry-wide inflationary cost pressures persist or increase in the future.

TOTAL CASH COSTS PERFORMANCE MEASURES
Total cash costs include all costs absorbed into inventory, including royalties, by-product credits, mining taxes and accretion expense, except for amortization. Total cash costs per ounce is calculated by dividing the aggregate of these costs by gold ounces sold. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. On our income statement we present amortization separately from cost of sales. Some companies include amortization in cost of sales, which results in a different measurement of cost of sales on the income statement. We have provided below a reconciliation to illustrate the impact of excluding amortization from cost of sales and total cash costs per ounce statistics.

In managing our mining operations, we disaggregate cost of sales between amortization and the other components of cost of sales. We use total cash costs per ounce statistics as a key performance measure internally to monitor the performance of our mines. We use the statistics to assess how well our mines are performing against internal plans, and also to assess the overall effectiveness and efficiency of our mining operations. We also use amortization cost per ounce statistics to monitor business performance. By disaggregating cost of sales into these two components and separately monitoring them we are able to better identify and address key performance trends. We believe that the presentation of these statistics in this manner in our MD&A, together with commentary explaining trends and changes in the statistics, enhances the ability of investors to assess our performance. These statistics also enable investors to better understand year on year changes in cash production costs, which in turn affect our profitability and ability to generate cash flow.

The principal limitation associated with total cash costs per ounce statistics is that they do not reflect the total costs to produce gold, which in turn impacts the earnings of Barrick. We believe that we have compensated for this limitation by highlighting the fact that total cash costs exclude amortization as well as providing details of the financial effect. We believe that the benefits of providing disaggregated information outweigh the limitation in the method of presentation of total cash costs per ounce statistics.

Total cash costs per ounce statistics are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with US GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under US GAAP.

Illustration of Impact of excluding Amortization from Total Cash Costs Per Ounce

                                                      Three months ended September 30,    Nine months ended September 30,
($ millions, except per ounce information in                    2005            2004             2005            2004
dollars)
Cost of sales per Barrick income statement                   $  310          $  279          $  847          $  795
Amortization at producing mines                                 106             113             284             335
Cost of sales including amortization                         $  416          $  392          $1,131          $1,130
Ounces sold (thousands)                                       1,456           1,267           3,670           3,736
Total cash costs per ounce as reported                       $  210          $  221          $  229          $  213
Amortization per ounce                                           72              89              77              90
Cost of sales (including amortization) per ounce             $  282          $  310          $  306          $  303


BARRICK THIRD QUARTER 2005             20   MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Income


Barrick Gold Corporation                                              Three months ended            Nine months ended

(in millions of United States dollars, except per share data)              September 30,                   September 30,
(Unaudited)                                                    -------------------------       ----------------------
                                                                   2005          2004          2005          2004
                                                               -------------------------       ----------------------
Gold sales (notes 3 and 4)                                     $     627     $     500     $   1,574     $   1,431
----------------------------------------------------------------------------------------       ----------------------
Costs and expenses

Cost of sales(1) (note 5)                                            310           279           847           795

Amortization (note 3)                                                111           117           298           352

Administration                                                        17            16            53            50

Exploration, development and business development                     27            38            95           101

Other expense (note 6)                                                21            12            26            41
----------------------------------------------------------------------------------------       ----------------------
                                                                     486           462         1,319         1,339
----------------------------------------------------------------------------------------       ----------------------
Interest income                                                        9             5            28            18

Equity in investees (note 11)                                         (1)            -            (2)            -

Interest expense (note 14a)                                            -            (6)           (1)          (18)
----------------------------------------------------------------------------------------       ----------------------
Income before income taxes and other items                           149            37           280            92

Income tax expense (note 7)                                          (36)           (5)          (60)            -
----------------------------------------------------------------------------------------       ----------------------
Income before cumulative effect of change in accounting
principles                                                           113            32           220            92

Cumulative effect of change in accounting principles, net of
tax (note 2b)                                                          -             -             6             -
----------------------------------------------------------------------------------------       ----------------------
Net income for the period                                      $     113     $      32     $     226     $      92
----------------------------------------------------------------------------------------       ----------------------

Earnings per share data:

Income before cumulative effect of change in accounting principles

     Basic and diluted                                         $    0.21     $    0.06     $    0.41     $    0.17

Net income

     Basic and diluted (note 8)                                $    0.21     $    0.06     $    0.42     $    0.17
----------------------------------------------------------------------------------------       ----------------------


1 Exclusive of amortization (note 3).

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK THIRD QUARTER 2005             21   MANAGEMENT'S DISCUSSION AND ANALYSIS

Consolidated Statements of Cash Flow


Barrick Gold Corporation                                              Three months ended            Nine months ended

(in millions of United States dollars)                                     September 30,                September 30,
(Unaudited)                                               ------------------------------    -------------------------
                                                                 2005           2004            2005            2004
                                                          ------------------------------    -------------------------

OPERATING ACTIVITIES

Net income for the period                                 $       13      $       32        $    226       $       92

Amortization (note 3)                                            111             117             298              352

Gains on sale of investments (note 6)                              -               -              (9)              (1)

Gain on Kabanga transaction (note 6)                               -               -             (15)               -

Other items (note 9)                                               8               3             (43)            (57)

----------------------------------------------------------------------------------------       ----------------------
Net cash provided by operating activities                        232             152             457              386
----------------------------------------------------------------------------------------       ----------------------

INVESTING ACTIVITIES

Property, plant and equipment

     Capital expenditures (note 3)                              (323)           (218)           (835)            (536)

     Sales proceeds                                                4               3               7               11

Cash receipt from Kabanga transaction                              -               -              15                -

Investments

     Purchases (note 11)                                          (3)              -             (86)             (45)

Other items                                                        -             (4)             (13)              (7)

----------------------------------------------------------------------------------------       ----------------------
Net cash used in investing activities                           (322)           (219)           (912)            (577)
----------------------------------------------------------------------------------------       ----------------------

FINANCING ACTIVITIES

Capital stock

     Proceeds on exercise of stock options                        50               3              88               29

     Repurchased for cash                                          -               -               -             (95)

Long-term debt

     Proceeds (note 14a)                                          32             167             170              167

     Repayments                                                  (23)              -             (38)             (27)

Dividends (note 16a)                                               -               -             (59)             (59)

Other items                                                        -            (16)              (1)             (16)

----------------------------------------------------------------------------------------       ----------------------
Net cash provided by (used in) financing activities               59             154             160               (1)
----------------------------------------------------------------------------------------       ----------------------

Effect of exchange rate changes on cash and                        5               3               2               (3)
equivalents

Net increase (decrease) in cash and equivalents                  (26)             90            (293)            (195)

Cash and equivalents at beginning of period                    1,131             685           1,398              970
----------------------------------------------------------------------------------------       ----------------------
Cash and equivalents at end of period                     $    1,105      $      775        $  1,105       $      775
----------------------------------------------------------------------------------------       ----------------------

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.


BARRICK THIRD QUARTER 2005             22                   FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation


Barrick Gold Corporation

(in millions of United States dollars)                               As at September 30,                September 30,
(Unaudited)                                                                        2005                          2004
                                                               -------------------------       ----------------------

Assets

Current assets

     Cash and equivalents                                                     $    1,105                   $1,398

     Accounts receivable                                                              50                       58

     Inventories (note 10)                                                           361                      215

     Other current assets                                                            324                      286
----------------------------------------------------------------------------------------       ------------------
                                                                                   1,840                    1,957

     Available for sale securities (note 11)                                          71                       59

     Equity method investments (note 11)                                             144                       88

     Property, plant and equipment (note 12)                                       3,982                    3,391

     Capitalized mining costs (note 2b)                                                -                      226

     Other assets (note 13)                                                          753                      566
----------------------------------------------------------------------------------------       ------------------
Total assets                                                                  $    6,790               $    6,287
----------------------------------------------------------------------------------------       ------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

     Accounts payable                                                         $      421               $      335

     Other current liabilities                                                        89                       83
----------------------------------------------------------------------------------------       ------------------

                                                                                     510                      418

     Long-term debt (note 14)                                                      1,763                    1,655

     Other long-term obligations (note 15)                                           565                      499

     Deferred income tax liabilities                                                 148                      139
----------------------------------------------------------------------------------------       ------------------
Total liabilities                                                                  2,986                    2,711
----------------------------------------------------------------------------------------       ------------------
Shareholders' equity

     Capital stock (note 16)                                                       4,218                    4,129

     Deficit                                                                       (455)                    (622)

     Accumulated other comprehensive income (note 18)                                 41                       69

----------------------------------------------------------------------------------------       ------------------
Total shareholders' equity                                                         3,804                    3,576
----------------------------------------------------------------------------------------       ------------------
Contingencies and commitments (notes 12 and 19)
----------------------------------------------------------------------------------------       ------------------
Total liabilities and shareholders' equity                                    $    6,790               $    6,287
----------------------------------------------------------------------------------------       ------------------


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

BARRICK THIRD QUARTER 2005             23                   FINANCIAL STATEMENTS

Consolidated Statements of Shareholders' Equity

Barrick Gold Corporation

For the nine months ended September 30
(in millions of United States dollars) (Unaudited)                                 2005                    2004
                                                                      -----------------        ----------------
Common shares (number in millions)                                            $      534            $      535

At January 1                                                                           4                     2
     Issued on exercise of stock options                                               4                     2
     Repurchased (note 16a)                                                            -                   (5)
---------------------------------------------------------------------------------------------------------------
At September 30                                                                      538                   532
---------------------------------------------------------------------------------------------------------------
Common shares (dollars in millions)                                                    -
At January 1                                                                  $    4,129            $    4,115
     Issued on exercise of stock options                                              89                    29
     Repurchased (note 16a)                                                            -                  (35)
---------------------------------------------------------------------------------------------------------------
At September 30                                                               $    4,218            $    4,109
---------------------------------------------------------------------------------------------------------------
Deficit
At January 1                                                                   $     622)            $    (694)
     Net income                                                                      226                    92
     Dividends (note 16a)                                                            (59)                  (59)
     Adjustment on repurchase of common shares (note 16a)                              -                   (60)
---------------------------------------------------------------------------------------------------------------
At September 30                                                                $    (455)            $    (721)
---------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive income (loss) (note 18)                              $41             $     (12)
---------------------------------------------------------------------------------------------------------------
Total shareholders' equity at September 30                                     $    3,804            $    3,376
---------------------------------------------------------------------------------------------------------------






Consolidated Statements of Comprehensive Income
------------------------------------------------------------------------------------------------------------------------------------

Barrick Gold Corporation                                          Three months ended                Nine months ended
(in millions of United States dollars) (Unaudited)                     September 30,                    September 30,
                                                         ------------------------------  --------------------------------------
                                                                2005            2004            2005            2004
                                                         ------------------------------  --------------------------------------
Net income                                               $       113     $        32     $       226     $        92

Other comprehensive income (loss), net of tax (note                9              30            (28)             (72)
18)
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income                                     $       122     $        62     $       198     $        20
------------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these unaudited interim consolidated financial statements.
--------------------------------------------------------------------------------


BARRICK THIRD QUARTER 2005             24                   FINANCIAL STATEMENTS

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to CS, A$, (euro) and ARS are to Canadian dollars, Australian dollars, Euros and Argentinean pesos respectively.

1 > NATURE OF OPERATIONS
Barrick Gold Corporation ("Barrick" or the "Company") engages in the production and sale of gold from underground and open-pit mines, including related activities such as exploration and mine development. Our operations are mainly located in North America, South America, Australia and Africa.

2 > SIGNIFICANT ACCOUNTING POLICIES
A Basis of preparation
The United States dollar is the principal currency of our operations. These unaudited interim consolidated financial statements have been prepared in United States dollars and under United States generally accepted accounting principles ("US GAAP") for the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by US GAAP for annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our audited consolidated financial statements and the notes thereto for the three years ended December 31, 2004, except as noted below in note 2b.

In the opinion of management, all adjustments considered necessary for the fair presentation of results for the periods presented have been reflected in these financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and the notes thereto for the three years ended December 31, 2004.

The preparation of these financial statements requires us to make estimates and assumptions. The most significant estimates and assumptions are: quantities of proven and probable gold reserves; expected value of mineral resources not considered proven and probable reserves; expected future costs and expenses to produce proven and probable reserves; expected future commodity prices and foreign currency exchange rates; and expected costs to meet asset retirement obligations. Decisions and assessments affected by our critical estimates and assumptions include:

>> decisions as to whether mine development costs should be capitalized or expensed;
>> assessments of whether groups of long-lived assets are impaired and the fair value of those groups of assets that are the basis for measuring impairment charges;
>> assessments of our ability to realize the benefits of deferred income tax assets;
>> the useful lives of long-lived assets and the measurement of amortization recorded in earnings;
>>       the fair value of asset retirement obligations;
>>       assessments of the likelihood of loss contingencies occurring and the amount of potential loss; and
>>       assessments of whether investments are impaired.

We regularly review these estimates and assumptions that affect our financial statements, however, actual outcomes could differ from our estimates and assumptions.

B Accounting changes
EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry (EITF 04-6)
In second quarter 2005, we adopted EITF 04-6 prospectively and changed our accounting policy for stripping costs. Previously, we capitalized stripping costs incurred in the production phase. We included amortization of capitalized costs in inventory based on a "stripping ratio" using the units of production method. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. On adoption of EITF 04-6 in second quarter 2005, we recorded: a decrease in capitalized mining costs of $226 million; an increase in inventory of $232 million; and a $6 million increase in earnings for the cumulative effect of adopting EITF 04-6. For the three month period ended September 30, 2005, the effect on earnings of adopting EITF 04-6 was an increase in income, of $11 million ($0.01 per share), and for the nine month period ended September 30, 2005, the effect was an increase in income, of $29 million ($0.04 per share).

C Accounting developments
FAS 123R, Accounting for Stock-Based Compensation (FAS 123R)
In December 2004, the Financial Accounting Standards Board ("FASB") issued FAS 123R. FAS 123R is applicable to transactions in which an entity exchanges its equity instruments for goods and services. It focuses primarily on transactions in which an entity obtains employee


BARRICK THIRD QUARTER 2005             24                   FINANCIAL STATEMENTS
services in share-based payment transactions. FAS 123R requires that the fair value of such equity instruments be recorded as an expense as services are performed. Prior to FAS 123R, only certain pro forma disclosures of the effect of accounting for these transactions at fair value were required. FAS 123R will be effective for our first quarter 2006 financial statements, and permits different transition methods including: retroactive adjustment of prior periods as far back as 1995 to give effect to the fair value based method of accounting for awards granted in those prior periods; or a modified prospective application beginning in 2006. We are presently evaluating the effect of the different methods of adopting FAS 123R. We expect to adopt FAS 123R using the modified prospective method effective January 1, 2006.

FIN 47, Accounting for Conditional Asset Retirement Obligations (FIN 47)
FIN 47 was issued in March 2005 and relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. We would recognize the cumulative effect of adopting FIN 47 as a change in accounting policy with the cumulative effect reported in our income statement. We are presently evaluating the impact of FIN 47.

FAS 151, Inventory Costs
FAS 151 was issued in November 2004 as an amendment to ARB No. 43. FAS 151 specifies the general principles applicable to the pricing and allocation of certain costs to inventory. Under FAS 151, abnormal amounts of idle facility expense, freight, handling costs and wasted materials are recognized as current period charges rather than capitalized to inventory. FAS 151 also requires that the allocation of fixed production overhead to the cost of inventory be based on the normal capacity of production facilities. FAS 151 will be effective for inventory costs incurred beginning in our 2006 fiscal year. We are presently evaluating the impact of FAS 151 on our financial statements.

FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3
FAS 154 relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for us for accounting changes and corrections of errors beginning in 2006. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.

Exposure Draft, Accounting for Uncertain Tax Positions
On July 14, 2005, the FASB issued an exposure draft of a proposed Interpretation, Accounting for Uncertain Tax Positions - an Interpretation of FASB Statement No. 109. The proposed Interpretation would require companies to recognize the best estimate of an uncertain tax position only if it is probable of being sustained on audit by the taxation authorities. Subsequently, the tax benefit would be derecognized (by either recording a tax liability or decreasing a tax asset) when the probable threshold is no longer met and it is more likely than not that the tax position will not be sustained.

The proposed interpretation would be effective for years ending after December 15, 2005 and treated as a change in accounting policy. It would require companies to assess all uncertain tax positions and only those meeting the probable threshold at the transition date would continue to be recognized. The difference between the amount previously recognized and the amount recognized after applying the proposed Interpretation would be recorded as a cumulative-effect adjustment in the 2005 income statement (restatement is not permitted). The comment period ended on September 12, 2005. We are presently evaluating the impact of this exposure draft on our financial statements.

D Changes in estimates
Gold Mineral Reserves
Effective December 31, 2004, we updated our estimates of proven and probable gold mineral reserves. Following the update of these estimates, we prospectively revised calculations of amortization of property, plant and equipment. The effect of the change in reserve estimates on amortization of property, plant and


BARRICK THIRD QUARTER 2005             26                   FINANCIAL STATEMENTS
equipment for the three months ended September 30, 2005 was a decrease in this expense by approximately $10 million and for the nine months ended September 30, 2005, a decrease in amortization of property, plant and equipment of $28 million, for mines with a greater than 10% change (excluding production for the period) in the reserve estimates.

Asset Retirement Obligations (AROs)
In 2005, we revised cost estimates at various closed mines and recorded an increase in the fair value of AROs, which was included as a charge within environmental remediation costs in other expense. An amount of $5 million was recorded in second quarter 2005 (second quarter 2004 - $nil), with a further amount of $8 million in third quarter 2005 (third quarter 2004 - $3 million).



3 > SEGMENT INFORMATION
Income statement information
----------------------------------------------------------------------------------------------------------------------
                                              Gold sales              Segment expenses(1)       Segment income (loss)
----------------------------------------------------------------------------------------------------------------------
For the three months ended September 30        2005         2004         2005          2004         2005         2004
----------------------------------------------------------------------------------------------------------------------
Goldstrike                                  $   225       $  190       $  120        $  124       $   70       $   27
Round Mountain                                   40           40           22            20           13           15
Eskay Creek                                      17           24            2             4            8            7
Hemlo                                            27           21           17            15            6            3
Other producing mines                             6           14            4             6            1            5
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  North America                                 315          289          165           169           98           57
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Kalgoorlie                                       39           50           21            30           13           13
Plutonic                                         24           29           13            16            8           10
Bulyanhulu                                       45           44           35            29          (1)            3
Tulawaka                                         17            -           11             -            1            -
Other producing mines                            31           28           20            16            7            9
Cowal                                             -            -            1             1           (1)          (1)
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  Australia/Africa                              156          151          101            92           27           34
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Pierina                                          67           60           20            19           30           16
Lagunas Norte                                    89            -           25             2           55           (2)
Veladero                                          -            -            2             3           (2)          (3)
Pascua-Lama                                       -            -            2             -           (2)           -
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  South America                                 156           60           49            24           81           11
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Exploration group                                 -            -           20            27          (20)         (27)
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Segment total                               $   627       $  500       $  335        $  312       $  186       $   75
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------


----------------------------------------------------------------------------------------------------------------------
                                              Gold sales              Segment expenses(1)       Segment income (loss)
----------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30         2005         2004         2005          2004         2005         2004
----------------------------------------------------------------------------------------------------------------------
Goldstrike                                  $   579       $  525       $  356       $  355        $  117       $   59
Round Mountain                                  122          109           66            60           43           33
Eskay Creek                                      62           82            8             9           34           36
Hemlo                                            80           68           52            44           17           15
Other producing mines                            21           36           11            19            5            8
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  North America                                 864          820          493           487          216          151
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Kalgoorlie                                      128          131           66            79           47           36
Plutonic                                         82           91           48            51           27           32
Bulyanhulu                                      104          102           85            77           (8)          (3)
Tulawaka                                         29            -           18             -            2            -
Other producing mines                            79           77           52            44           16           23
Cowal                                             -            -            4             1           (4)          (1)
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  Australia/Africa                              422          401          273           252           80           87
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Pierina                                         187          210           57            57           80           62
Lagunas Norte                                   101            -           29            11           62          (11)
Veladero                                          -            -            5             3           (5)          (3)
Pascua-Lama                                       -            -            4             -           (4)           -
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
  South America                                 288          210           95            71          133           48
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Exploration group                                 -            -           76            71          (76)         (71)
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------
Segment total                                $1,574       $1,431       $  937        $  881       $  353       $  215
-------------------------------------- ------------- ------------ ------------ ------------- ------------ ------------

1  In second quarter 2005, we revised our internal definition of segment expenses to include accretion expense.
   Segment information for all the periods presented reflects this change in the measurement of segment expenses.



BARRICK THIRD QUARTER 2005             27          NOTES TO FINANCIAL STATEMENTS

Reconciliation of segment income

---------------------------------------------------------- ----------------------------- -----------------------------
                                                                   Three months ended             Nine months ended
                                                                       September 30                  September 30
                                                                    2005           2004           2005           2004
---------------------------------------------------------- -------------- -------------- -------------- --------------
Segment income                                                     $ 186           $ 75          $ 353         $  215
Amortization of corporate assets                                      (5)            (4)           (14)           (17)
Business development costs                                            (2)            (5)            (5)           (15)
Administration                                                       (17)           (16)           (53)           (50)
Equity in investees                                                   (1)             -             (2)              -
Interest income                                                        9              5             28             18
Interest expense                                                       -             (6)            (1)           (18)
Other expense                                                        (21)           (12)           (26)           (41)
---------------------------------------------------------- -------------- -------------- -------------- --------------
Income before income taxes and other items                        $  149         $   37         $  280         $   92
---------------------------------------------------------- -------------- -------------- -------------- --------------

Asset information

---------------------------------------------------------- ----------------------------- -----------------------------
                                                                   Amortization          $egment capital expenditures
---------------------------------------------------------- -------------- -------------- -------------- --------------
For the three months ended September 30                             2005           2004           2005           2004
---------------------------------------------------------- -------------- -------------- -------------- --------------
  Goldstrike                                                      $   35         $   39         $   57         $   10
  Round Mountain                                                       5              5              -              2
  Eskay Creek                                                          7             13              -              1
  Hemlo                                                                4              3              1              2
  Ruby Hill                                                            -              -             15              -
  Other Operating segments                                             1              3              8              2
---------------------------------------------------------- -------------- -------------- -------------- --------------
    North America                                                     52             63             81             17
---------------------------------------------------------- -------------- -------------- -------------- --------------
  Plutonic                                                             3              3              6              3
  Kalgoorlie                                                           5              7              6              2
  Cowal                                                                -              -             76             13
  Bulyanhulu                                                          11             12             10              8
  Tulawaka                                                             5              -              -             12
  Other operating segments                                             4              3              5              1
---------------------------------------------------------- -------------- -------------- -------------- --------------
    Australia/Africa                                                  28             25            103             39
---------------------------------------------------------- -------------- -------------- -------------- --------------
  Pierina                                                             17             25              5              -
  Lagunas Norte                                                        9              -             28             83
  Veladero                                                             -              -             78             65
  Pascua-Lama                                                          -              -             27              8
---------------------------------------------------------- -------------- -------------- -------------- --------------
    South America                                                     26             25            138            156
---------------------------------------------------------- -------------- -------------- -------------- --------------
Segment total                                                        106            113            322            212
Other items not allocated to segments                                  5              4              1              6
---------------------------------------------------------- -------------- -------------- -------------- --------------
Enterprise total                                                  $  111         $  117         $  323         $  218
---------------------------------------------------------- -------------- -------------- -------------- --------------


BARRICK THIRD QUARTER 2005                                      28                      NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------------------------------------------
                                                               Amortization             Segment capital expenditures
--------------------------------------------------------------------------------------------------------------------
For the nine months ended September 30                2005              2004           2005            2004
--------------------------------------------------------------------------------------------------------------------
  Goldstrike                                         $ 106              $111          $ 117            $ 39
  Round Mountain                                        13                16              1               4
  Eskay Creek                                           20                37              1               5
  Hemlo                                                 11                 9              4               5
  Ruby Hill                                              -                 -             27
  Other operating segments                               5                 9             10              10
---------------------------------------------------------------------------------------------------------------------
    North America                                      155               182            160              63
---------------------------------------------------------------------------------------------------------------------
  Plutonic                                               7                 8             13              11
  Kalgoorlie                                            15                16              9               7
  Cowal                                                  -                 -            185              44
  Bulyanhulu                                            27                28             26              26
  Tulawaka                                               9                 -              8              27
  Other operating Segments                              11                10             13               8
---------------------------------------------------------------------------------------------------------------------
    Australia/Africa                                    69                62            254             123
---------------------------------------------------------------------------------------------------------------------
  Pierina                                               50                91             10               2
  Lagunas Norte                                         10                 -            128             115
  Veladero                                               -                 -            213             207
  Pascua-Lama                                            -                 -             66              18
---------------------------------------------------------------------------------------------------------------------
    South America                                       60                91            417             342
---------------------------------------------------------------------------------------------------------------------
Segment total                                          284               335            831             528
Other items not allocated to segments                   14                17              4               8
---------------------------------------------------------------------------------------------------------------------
Enterprise total                                     $ 298             $ 352          $ 835           $ 536
---------------------------------------------------------------------------------------------------------------------

4 > REVENUE AND GOLD SALES CONTRACTS

---------------------------------------------------------------------------------------------------------------------
                                                  Three months ended September 30  Nine months ended September 30
                                                        2005            2004             2005            2004
---------------------------------------------------------------------------------------------------------------------
Gold bullion sales
Spot market sales                                    $ 493             $ 398           $ 1,354          $ 767
Gold sales contracts                                    97                68               135            577
---------------------------------------------------------------------------------------------------------------------
                                                       590               466             1,489          1,344
Concentrate sales                                       37                34                85             87
                                                     $ 627             $ 500           $ 1,574        $ 1,431
---------------------------------------------------------------------------------------------------------------------


At September 30, 2005, we had fixed-price Corporate gold sales contracts with various counterparties for 6.4 million ounces of future gold production, fixed-price gold sales contracts specifically allocated to Pascua-Lama for 6.5 million ounces of future gold production and floating price forward gold sales contracts for 0.7 million ounces. In 2004, we allocated 6.5 million ounces of fixed-price gold sales contracts specifically to Pascua-Lama. The allocation of these contracts will help reduce gold price risk at Pascua-Lama and is expected to help secure financing for its construction. In addition to the gold sales contracts allocated to Pascua-Lama, we had 6.4 million ounces of Corporate gold sales contracts that we intend to settle through delivery of future gold production from our operating mines and development projects, excluding Pascua-Lama. The mark-to-market on the fixed-price gold sales contracts (at September 30, 2005) was negative $1,190 million for the Pascua-Lama Gold Sales Contracts and negative $1,100 million for the Corporate Gold Sales Contracts.

Floating spot price sales contracts were previously fixed price forward sales contracts for which, in accordance with the terms of our master trading agreements, we have elected to receive floating spot gold and silver prices, adjusted by the difference between the spot price and the contract price at the time of such election. Floating prices were elected for these contracts so that we could economically regain spot gold price leverage under the terms of delivery into these contracts. Floating price mechanisms were elected for these contracts at a time when the then current market price was higher than the fixed-price in the contract, resulting in a mark-to-market on these contracts (at September 30, 2005) of negative $60 million, which equates to an average reduction to the future spot sales price of approximately $86 per ounce, when we deliver gold at spot prices against these contracts. At September 30, 2005, we held gold lease rate swaps, under which we receive a fixed gold lease rate, and pay a floating gold lease rate, on a notional 1.0 million ounces of gold spread from 2005 to 2013. The swaps are associated with fixed-



BARRICK THIRD QUARTER 2005            29           NOTES TO FINANCIAL STATEMENTS
price gold sales contracts with expected delivery dates beyond 2006. Lease rate swaps are classified as non-hedge derivatives (note 14b).




5 > COST OF SALES


                        Three months ended            Nine months ended
                           September 30                   September 30
--------------------------------------------------------------------------------
                           2005       2004              2005           2004
--------------------------------------------------------------------------------
Cost of goods sold(1)     $ 321      $ 296             $ 894          $ 852
By-product revenues(2)      (34)       (33)             (100)          (103)
Royalty expense              17         13                43             37
Mining taxes                  6          3                10              9
--------------------------------------------------------------------------------
                          $ 310      $ 279             $ 847          $ 795
--------------------------------------------------------------------------------



1 Cost of goods sold includes accretion expense at producing mines of $2 million (2004 - $3 million) in the three months ended September 30, 2005 and $8 million in the nine months ended September 30, 2005 (2004 - $8 million). The cost of inventory sold in the period reflects all components capitalized to inventory, except that, for presentation purposes, the component of inventory cost relating to amortization of property, plant and equipment is classified in the income statement under "amortization". Some companies present this amount under "cost of sales". The amount presented in amortization rather than cost of sales was $106 million in the three months ended September 30, 2005 (2004 - $113 million) and $284 million in the nine months ended September 30, 2005 (2004 - $335 million).

2 We use silver sales contracts to sell a portion of silver produced as a by-product. Silver sales contracts have similar delivery terms and pricing mechanisms as gold sales contracts. At September 30, 2005, we had fixed-price commitments to deliver 12.7 million ounces of silver at an average price of $6.04 per ounce, and floating spot price sales contracts for 10.61 million ounces, over periods primarily of up to 10 years. The mark-to-market on the silver sales contracts (at September 30, 2005) was negative $34 million.


BARRICK THIRD QUARTER 2005         29             NOTES TO FINANCIAL STATEMENTS


6 > OTHER EXPENSE
--------------------------------------------------------------------------------------------------------------------
                                                    Three months ended September 30   Nine months ended September 30
                                                         2005             2004            2005             2004
--------------------------------------------------------------------------------------------------------------------
Non-hedge derivative (gains) losses (note 14b)           $ 2             $ (8)           $ (7)             $ 1
Gains on sale of assets                                   (4)              (2)             (5)              (5)
Gain on Kabanga transaction                                -                -             (15)               -
Environmental remediation costs(1)                        17               12              31               24
Gains on sale of investments                               -                -              (9)              (1)
Other than temporary impairment of investments             3                -               3                -
World Gold Council fees                                    3                2               7                7
Currency translation gains                               (11)              (3)             (6)              (4)
Pension expense                                            1                1               3                3
Other items                                               10               10              24               16
---------------------------------------------------------------------------------------------------------------------
                                                        $ 21             $ 12            $ 26             $ 41
---------------------------------------------------------------------------------------------------------------------



1 Includes costs at development projects and closed mines and changes in the expected costs of AROs at closed mines (see note 2d).

Kabanga transaction
In April 2005 we finalized a joint-venture agreement with Falconbridge Limited ("Falconbridge") for the Kabanga nickel deposit and related concessions located in Tanzania. Under the terms of the agreement, Falconbridge has acquired a 509 indirect joint venture interest for $15 million cash and will be the operator of the joint venture. On closing of the transaction with Falconbridge we recorded a gain of $15 million.


Pension expense
---------------------------------------------------------------------------------------------------------------------
                                           Three months ended September 30        Nine months ended September 30
                                               2005              2004                   2005                 2004
---------------------------------------------------------------------------------------------------------------------
Expected return on plan assets                  $ (3)             $ (3)              $ (9)                      $ (8)
Interest cost on benefit obligation                3                 4                  9                         10
Actuarial losses                                   1                 -                  3                          1
---------------------------------------------------------------------------------------------------------------------
                                                 $ 1               $ 1                $ 3                        $ 3
---------------------------------------------------------------------------------------------------------------------


BARRICK THIRD QUARTER 2005             30          NOTES TO FINANCIAL STATEMENTS

7 > INCOME TAX EXPENSE
-----------------------------------------------------------------------------------------------------
                                                       Three months ended        Nine months ended
                                                          September 30              September 30
                                                        2005         2004         2005         2004
-----------------------------------------------------------------------------------------------------
Current                                                 $ 28          $ 3         $ 47         $ 33
Deferred                                                   8           10           13            5
-----------------------------------------------------------------------------------------------------
                                                        $ 36          $13         $ 60          $38
Recognition of deferred tax assets                         -           (8)           -          (38)
-----------------------------------------------------------------------------------------------------
                                                        $ 36          $ 5         $ 60            $-
-----------------------------------------------------------------------------------------------------
Actual effective income tax rate, excluding
recognition of deferred tax assets                        24%          35%          21%          41%
-----------------------------------------------------------------------------------------------------




The primary reasons why our actual effective income tax rate differs from the 38% Canadian statutory rate are due to certain allowances and special deductions unique to extractive industries, and also because we operate in multiple tax jurisdictions that have different tax rates than the Canadian federal and provincial rates.


8 > EARNINGS PER SHARE
--------------------------------------------------------------------------------------------------------------------
                                                                 Three months ended      Nine months ended September
                                                                    September 30                      30
($ millions, except shares in millions and per share             2005          2004           2005           2004
amounts in dollars)
--------------------------------------------------------------------------------------------------------------------
Income available to common stockholders
  Basic                                                         $ 113          $ 32          $ 226           $ 92
  Effect of dilutive stock options                                  -             -              -              -
--------------------------------------------------------------------------------------------------------------------
  Diluted                                                       $ 113          $ 32          $ 226           $ 92
--------------------------------------------------------------------------------------------------------------------
Weighted average shares outstanding
  Basic                                                           536           532            535            533
  Effect of dilutive stock options                                  3             1              2              2
--------------------------------------------------------------------------------------------------------------------
  Diluted                                                         539           533            537            535
--------------------------------------------------------------------------------------------------------------------
  Earnings per share
     Basic and diluted                                            $ 0.21        $ 0.06         $ 0.42         $ 0.17
--------------------------------------------------------------------------------------------------------------------



9 > SUPPLEMENTAL CASH FLOW INFORMATION
----------------------------------------------------------------------------------------------------------------------
                                                       Three months ended September 30  Nine months ended September 30
                                                              2005          2004            2005            2004
-----------------------------------------------------------------------------------------------------------------------
Income statement items:
  Currency translation gains                                  $ (6)         $(12)          $ (4)           $ (7)
  Accretion expense                                              6             6             16              14
  Non-hedge derivative (gains) losses (note 14)                  2            (8)            (7)              1
  Current income tax expense (note 7)                           28             3             47              33
  Revisions to expected cost of AROs at closed mines             8             -             13               -
  (note 2d)
  Cumulative effect of changes in accounting principles          -             -             (6)              -
  (note 2b)
  Deferred income taxes (note 7)                                 8             2             13             (33)
  Gains on sale of assets                                       (4)           (2)            (5)             (5)
Changes in:
  Accounts receivable                                           11            (1)             7              (6)
  Inventory                                                    (20)            -            (94)            (26)
  Accounts payable                                              36            11             72              31
  Capitalized mining costs                                       -             2              -               5
  Taxes recoverable                                            (22)          (23)           (15)            (40)
  Other assets and liabilities                                 (13)           21            (11)             40
Cash payments:
  Asset retirement obligations                                  (6)           (7)           (20)            (24)
  Current income taxes                                         (20)           11            (49)            (40)
--------------------------------------------------------------------------------------------------------------------
Other net operating activities                                 $ 8           $ 3          $ (43)          $ (57)
--------------------------------------------------------------------------------------------------------------------


BARRICK THIRD QUARTER 2005             31          NOTES TO FINANCIAL STATEMENTS

10 > INVENTORIES
--------------------------------------------------------------------------------
                                                 At Sept.30,      At Dec.31,
                                                    2005            2004
--------------------------------------------------------------------------------
Inventories
  Gold in process and ore in stockpiles          $ 506              $ 198
  Mine operating supplies                          116                 82
--------------------------------------------------------------------------------
                                                   622                280
  Non-current ore in stockpiles(1)                (261)               (65)
--------------------------------------------------------------------------------
                                                 $ 361              $ 215
--------------------------------------------------------------------------------


1 One that we do not expect to process in the next 12 months is classified in other assets. On adoption of EITF 04-6 in second quarter 2005, amounts totaling $232 million were reclassified from capitalized mining costs to ore in stockpiles (see note 2b).

11 > INVESTMENTS
A Available-for-sale securities
-------------------------------------------------------------------------------
                                          At Sept.30, 2005     At Dec.31, 2004
-------------------------------------------------------------------------------
                                                      Gains               Gains
                                            Fair     (Losses)   Fair    (Losses)
                                            value    in OCI     value    in OCI
-------------------------------------------------------------------------------
Securities in an unrealized
gain position
Benefit plans:(1)
  Fixed-income securities                  $  4      $   -      $  11      $  -
  Equity securities                          16          1         19        10
Strategic investments:
  Equity securities                          38         24         24        13
--------------------------------------------------------------------------------
                                           $ 58      $  25      $  54      $ 23
--------------------------------------------------------------------------------
Securities in an unrealized loss
position
Strategic investments:
  Equity securities(2)                     $ 13      $ (12)     $   5     $  (2)
--------------------------------------------------------------------------------
                                           $ 71      $  13      $  59     $  21
-------------------------------------------------------------------------------

1 Under various benefit plans for certain former Homestake executives, a portfolio of marketable fixed-income and equity securities are held in a rabbi trust that is used to fund obligations under the plans.

2 Includes an investment in the ordinary shares of Celtic Resources (fair value of $13 million at September 30, 2005), which has been in a continuous loss position for less than three months.

Strategic equity investments in an unrealized loss position comprise a company that operates in the gold mining industry, and whose market share price is impacted by the price of gold. In evaluating whether the impairment at September 30, 2005 was "other than temporary", we took into consideration the decline in value occurred in the third quarter 2005, our positive outlook for the price of gold, and the prospective nature and value of its interests in mineral properties. We concluded that the impairment at September 30, 2005 was temporary.

Investment in Celtic Resources Holdings PLC ("Celtic")

On January 5, 2005 we completed a subscription for 3,688,191 units of Celtic for a price of $7.562 per unit for a total cost of $30 million. Each unit consisted of one ordinary share of Celtic and one-half of one share purchase warrant. We have allocated $25 million to the ordinary shares and $5 million to the share purchase warrants based on their relative fair values. On completion, we held a 9% direct and indirect interest in Celtic's outstanding common shares. On June 1, 2005, the number of warrants held increased under the terms of the subscription agreement by 922,048 warrants to 2,766,143 warrants based on their relative fair values at acquisition. Each whole warrant entitles us to acquire one ordinary share of Celtic for $7.562, expiring on December 31, 2007. We determined that the share purchase warrants are derivative instruments as defined by FAS 133. The warrants are classified as non-hedge derivatives in the balance sheet with changes in fair value subsequent to acquisition recorded in earnings.

Celtic has granted us the right to acquire 50% of any interest in any mineral property in Kazakhstan that Celtic acquires for a period of 12 months after any such acquisition for an amount equal to 50% of the cost to Celtic of its interest in the mineral property.

B Equity Method Investments
-------------------------------------------------------------------------------
                                   At Sept.30, 2005          At Dec.31, 2004
-------------------------------------------------------------------------------
                                 Fair         Carrying     Fair        Carrying
                                 value(1)      amount      value(1)      amount
-------------------------------------------------------------------------------
Highland Gold Mining PLC         $ 124           $ 136       $ 75          $ 88
Diamondex Resources
Limited                              8               8          -             -
-------------------------------------------------------------------------------
                                 $ 132           $ 144       $ 75          $ 88
-------------------------------------------------------------------------------

1 Based on the closing market stock price.

Highland Gold Mining PLC ("Highland")

On May 6, 2005, we purchased 11 million common shares of Highland for cash consideration of $50 million, increasing our equity ownership to 20%. Following this increase in ownership we re-evaluated the accounting method used for this investment and concluded that the equity method is the most appropriate accounting treatment for this investment. Under the equity method we record our share of income or loss of Highland each period based on our actual ownership interest in each period from fourth quarter 2003, when we first purchased an equity interest in Highland. On transition to equity accounting, US GAAP requires financial statements for prior periods to be revised to reflect the new accounting treatment.

The difference between the cost of our investment in Highland and the underlying net assets of Highland was $76 million at September 30, 2005. We are in the process of determining whether mineralized material at mining properties owned by Highland meets the definition of a reserve for US reporting purposes and also finalizing valuations for the assets and liabilities of Highland to allocate the cost of the purchase, with any


BARRICK THIRD QUARTER 2005            32          NOTES TO FINANCIAL STATEMENTS
residual unallocated amount representing goodwill. Once this process is complete, we will evaluate the need for any revisions to the equity pick up to reflect the results of Highland on a US GAAP basis.

Diamondex Resources Limited ("Diamondex")
We completed a subscription for 7,550,000 units of Diamondex for $5 million on May 18, 2005 and a further 3,561,111 units on July 4, 2005 for $3 million. Each unit consists of one ordinary share of Diamondex and one share purchase warrant. On completion, we held a 14% interest in the outstanding common shares of Diamondex (25% assuming exercise of the share purchase warrants). $7 million was allocated to the ordinary shares and $1 million to the share purchase warrants.

12 > PROPERTY, PLANT AND EQUIPMENT The following assets were not being amortized.

--------------------------------------------------------------------------------
                                   Carrying         Carrying          Targeted
                                  amount at         amount at        timing of
                                   Sept.30,      December 31,       production
                                       2005              2004         start-up
--------------------------------------------------------------------------------
Development projects
  Veladero                            $ 578             $ 349         Q4, 2005
  Cowal                                 324               128             2006
  Ruby Hill project                      27                 -             2007
  Pascua-Lama                           308               243             2009
Buzwagi exploration project             102               102                -
Nevada Power Plant                       81                18         Q4, 2005
------------------------------------------------------------------------------
Total                               $ 1,420             $ 840
------------------------------------------------------------------------------


In 2005, amortization of property, plant and equipment at the Tulawaka and Lagunas Norte mines began after the mines moved from construction into the production phase.

Capital commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $80 million at September 30, 2005 for construction activities at our development projects and for construction of a power plant in Nevada to supply the Goldstrike mine.


13 > OTHER ASSETS
--------------------------------------------------------------------------------
                                   At Sept.30,                At Dec.31,
                                          2005                      2004
--------------------------------------------------------------------------------
Ore in stockpiles                        $ 261                      $ 65
Derivative assets                          249                       257
Other                                      243                       244
--------------------------------------------------------------------------------
                                         $ 753                     $ 566
--------------------------------------------------------------------------------

14 > FINANCIAL INSTRUMENTS
A Long-term debt
Interest expense
--------------------------------------------------------------------------------
                        Three months ended                  Nine months ended
                           September 30                        September 30
--------------------------------------------------------------------------------
                         2005           2004            2005              2004
--------------------------------------------------------------------------------
Interest incurred         $33           $13             $ 92              $ 36
Less: capitalized         (33)           (7)             (91)              (18)
--------------------------------------------------------------------------------
Interest expense          $ -           $ 6              $ 1              $ 18
--------------------------------------------------------------------------------


Proceeds
--------------------------------------------------------------------------------
                               Three months ended           Nine months ended
                                   September 30               September 30
--------------------------------------------------------------------------------
                               2005           2004           2005        2004
--------------------------------------------------------------------------------
Veladero financing(1)         $  -          $ 167          $  35         $ 167
Peru lease facilities
  First facility(2)             23              -             73             -
  Second facility(3)             9              -             12             -
Peruvian bonds4                  -              -             50             -
--------------------------------------------------------------------------------
Total                         $ 32          $ 167          $ 170         $ 167
--------------------------------------------------------------------------------

1 A total amount of $233 million was outstanding under the facility at September
  30, 2005.

2 By September 30, 2005, a total of $103 million had been drawn down under a $110 million build to suit lease facility held by one of our wholly owned subsidiaries, Minera Barrick Misquichilca (MBM). We repaid $23 million in September 2005, with the remaining $80 million repayable in 20 equal quarterly installments commencing in fourth quarter 2005. The lease facility has an interest rate of Libor plus 2.5% for the first 12 installments and Libor plus 2.6% for the last 8 installments.

3 In second quarter 2005, MBM finalized a second build to suit lease facility for $20 million, which is being used to finance the extension of the leach pad at the Lagunas Norte project. Since the end of the third quarter, we have secured an expansion of the facility to a total facility of $30 million.

4 In second quarter 2005, MBM issued $50 million of debt securities in the Peruvian capital markets. The net proceeds have been used to partially fund the construction of the Lagunas Norte project. The securities bear interest at Libor plus 1.72%, and mature in 2013.

Bulyanhulu project financing
In second quarter 2005, the terms of our Bulyanhulu financing were amended, with the lender having recourse to Barrick going forward in return for a reduction in the credit spread over Libor on the financing, from Libor plus 1.5% to Libor plus 0.35%. The covenants governing the financing have also been simplified. Kahama Mining Corporation Ltd., a subsidiary that owns Bulyanhulu, had a variable-rate recourse amortizing loan for $136 million at September 30, 2005.

Corporate loan facility
In third quarter 2005, we extended our $1 billion Corporate loan facility by two years from April 2008 to April 2010.


BARRICK THIRD QUARTER 2005           33           NOTES TO FINANCIAL STATEMENTS


B Derivative instruments ("derivatives")
Summary of derivatives at September 30, 2005 (1)
--------------------------------------------------------------------------------------------------------------------------
                                                Notional Amount by           Accounting Classification by         Fair
                                                  Term to Maturity                    Notional Amount              Value
                                            ------------------------------  ----------------------------------   ---------
                                                                                            Fair
                                            Within      2 to 5                Cash flow     value        Non-
                                            1 year       years       Total      hedge       hedge       Hedge
--------------------------------------------------------------------------   ----------------------------------   --------
US dollar interest rate contracts
Receive-fixed swaps (millions)                 $ -    $ 1,100     $ 1,100      $ 550        $500       $ 50       $ (20)
Pay-fixed swaps (millions)                       -        261         261        136           -        125         (15)
--------------------------------------------------------------------------  ----------------------------------------------
Net notional position                          $ -      $ 839       $ 839      $ 414       $ 500      $ (75)      $ (35)
--------------------------------------------------------------------------  ----------------------------------------------
Currency contract
C$:US$ contracts (C$ millions)              C$ 263     C$ 550      C$ 813     C$ 813           -        -(3)      $  89
A$:US$ contracts (A$ millions)              A$ 607   A$ 1,499    A$ 2,106   A$ 2,101           -       A$ 5       $ 131
(euro):US$ contracts ((euro) millions)   (euro) 10          -   (euro) 10  (euro) 10           -          -       $  (1)
ARS:US$ contracts (ARS millions)                36          9          45         45           -          -           -
--------------------------------------------------------------------------  ----------------------------------------------
Commodity contracts
Fuel contracts (thousands of
barrels)(2)                                    693      1,557       2,250      2,157           -         93        $ 50
Propane contracts (millions of
gallons)                                        16          5          21         21           -          -         $ 8
--------------------------------------------------------------------------------------------------------------------------



1 Excludes gold sales contracts (see note 4), gold lease rate swaps (see note 4)
  and Celtic share purchase warrants (see note 4).
2 Includes WTI, Mean of Platts Singapore (MOPS) and US Waterborne contracts.
3 $62 million of non-hedge currency contracts were economically closed out by entering into offsetting positions albeit with differing counterparties.

US dollar interest rate contracts
Cash flow hedges - cash balances
Receive-fixed swaps have been designated against the first $550 million of our cash balances as a hedge of the variability of forecasted interest receipts on the balances caused by changes in Libor.

Cash flow hedges - Bulyanhulu financing
Pay-fixed swaps totaling $136 million have been designated against the Bulyanhulu financing as a hedge of the variability in forecasted interest payments caused by changes in Libor.

Fair value hedges
Receive-fixed swaps totaling $500 million have been designated against the 7 1/2% debentures as a hedge of the variability in the fair value of the debentures caused by changes in Libor.

Non-hedge contracts
We use gold lease rate swaps to achieve a more economically optimal term structure for gold lease rates implicit in fixed-price gold sales contracts (see note 4). The valuation of gold lease rate swaps is impacted by market US dollar interest rates. Our non-hedge pay-fixed swap position largely mitigates the impact of changes in US dollar interest rates on the valuation of gold lease rate swaps.

Currency contracts
Cash flow hedges
Currency contracts totaling C$813 million, A$2,101 million, (euro)10 million and ARS 45 million have been designated against forecasted local currency denominated expenditures as a hedge of the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates.

Commodity contracts
Cash flow hedges
Commodity contracts totaling 2,157 thousand barrels of crude oil and 21 million gallons of propane have been designated against forecasted purchases of the commodities for expected consumption at our mining operations.

Non-hedge contracts
Non-hedge fuel contracts are used to mitigate the risk of oil price changes on consumption at the Lagunas Norte mine. On completion of regression analysis, we concluded that the contracts do not meet the "highly effective" criterion in FAS 133 due to currency and basis differences between contract prices and the prices charged to the mines by oil suppliers. Despite not qualifying as an accounting hedge, the contracts protect the Company to a significant extent from the effects of oil price changes.

BARRICK THIRD QUARTER 2005             34          NOTES TO FINANCIAL STATEMENTS


Non-hedge derivative gains (losses)(1)
----------------------------------------------------------------------------------------------------------------
                                              Three months ended September 30    Nine months ended September 30
                                                   2005            2004               2005           2004
----------------------------------------------------------------------------------------------------------------
Non-hedge derivatives
Commodity contracts                                $ 1             $ 2              $ 7            $ (7)
Currency contracts                                   -               3                1              (7)
Interest rate contracts                             (1)              3                -              11
Share purchase warrants                             (4)              -               (4)              -
----------------------------------------------------------------------------------------------------------------
                                                    (4)              8                4              (3)
Hedge ineffectiveness
Ongoing hedge inefficiency                           2               -                2               -
Due to changes in timing of hedged items             -               -                1               2
----------------------------------------------------------------------------------------------------------------
                                                  $ (2)            $ 8              $ 7            $ (1)
----------------------------------------------------------------------------------------------------------------


1 Non-hedge derivative gains (losses) are classified as a component of other expense.


Cash Flow Hedge Gains (Losses) in OCI

                                     Commodity
                                       price
                                       hedges             Currency hedges              Interest rate hedges
                                     ----------   ------------------------------------ ----------------------
                                                  Operating  Administration Capital    Cash      Long-term
                                         Fuel       costs       costs     expenditures balances    debt       Total
-------------------------------------------------------------------------------------------------------------------
At Dec.31, 2004                        $ 2        $ 240      $ 33         $ 48         $ 3       $ (25)     $ 301
Effective portion of change in fair     53            4        13           (1)          1           5         75
  value of hedging instruments
Transfers to earnings:
  On recording                          (7)         (76)      (11)          (3)         (4)          1       (100)
    hedged items in earnings
  Hedge ineffectiveness due to changes   -            -         -           (1)          -           -        (1)
    in timing of hedged items
-------------------------------------------------------------------------------------------------------------------
At September 30, 2005                  $48        $ 168      $ 35         $ 43         $ -       $ (19)     $ 275
-------------------------------------------------------------------------------------------------------------------
Hedge gains/losses classified within   Cost of    Cost of  Administration Amortization Interest  Interest
                                       sales      sales                                income    cost
-------------------------------------------------------------------------------------------------------------------
Portion of hedge gain (loss)
expected to affect earnings in
the next twelve months (1)            $ 21         $ 89      $ 16          $ 2        $ (1)       $ (1)     $ 126
-------------------------------------------------------------------------------------------------------------------


1 Based on the fair value of hedge contracts at September 30, 2005.

15 > OTHER LONG-TERM OBLIGATIONS
A Asset Retirement Obligations (AROs)
--------------------------------------------------------------------------------
At January 1, 2005                                         $   367
AROs incurred in the period                                     27
Impact of revisions to expected cash flows
  Adjustments to carrying amount of assets                      20
  Charged to earnings (note 2d)                                 13
Settlements
  Cash payments                                                (20)
  Settlement gains                                              (2)
Accretion                                                       16
--------------------------------------------------------------------------------
At September 30, 2005                                          421
Current part                                                   (33)
--------------------------------------------------------------------------------
                                                            $  388
--------------------------------------------------------------------------------

16 > CAPITAL STOCK
A Common Shares
In the three month period ended June 30, 2005, we declared and paid dividends in US dollars totaling $0.11 per share (three months ended June 30, 2004: $0.11 per share).

During the three month period ended March 31, 2004, we repurchased 4.47 million common shares for $95 million, at an average cost of $21.20 per share. This resulted in a reduction of common share capital by $35 million and a $60 million charge (being the difference between the repurchase cost and the average historic book value of shares repurchased) to retained earnings.

B Exchangeable Shares
In connection with a 1998 acquisition, Barrick Gold Inc. ("BGI") issued 11.1 million BGI exchangeable shares, which are each exchangeable for 0.53 of a Barrick common share at any time at the option of the holder, and have essentially the same voting, dividend (payable in Canadian dollars), and other rights as 0.53 of a Barrick common share. BGI is a subsidiary that holds our interest in the Hemlo and Eskay Creek Mines.

At September 30, 2005, 1.4 million BGI exchangeable shares were outstanding, which are equivalent to 0.7 million Barrick common shares (2004 - 0.7 million


BARRICK THIRD QUARTER 2005             35          NOTES TO FINANCIAL STATEMENTS
common shares). While there are exchangeable shares outstanding, we are required to present summary consolidated financial information relating to BGI.



Summarized financial information for BGI
---------------------------------------------------------------------------------------------------------
                                     Three months ended   September 30   Nine months ended   September 30
                                          2005                2004             2005             2004
---------------------------------------------------------------------------------------------------------

Total revenues and other income             $  46             $  46            $ 144           $ 158
Less: costs and expenses                      (58)              (65)            (134)           (149)
---------------------------------------------------------------------------------------------------------
Income (loss) before taxes                  $ (12)            $ (19)           $  10           $   9
---------------------------------------------------------------------------------------------------------
Net income (loss)                           $  (3)            $ (22)           $  17           $   1
---------------------------------------------------------------------------------------------------------



                                        At September 30, 2005   At Dec.31, 2004
-------------------------------------------------------------------------------
Assets
  Current assets                               $  95                     $ 67
  Non-current assets                              88                      119
-----------------------------------------------------------------------------
                                               $ 183                    $ 186
-----------------------------------------------------------------------------
Liabilities and shareholders' equity
  Other current liabilities                       16                       24
  Intercompany notes payable                     393                      395
  Other long-term liabilities                     34                       36
  Deferred income taxes                           19                       20
  Deficit                                       (279)                    (289)
------------------------------------------------------------------------------
                                               $ 183                    $ 186
-----------------------------------------------------------------------------


17 > STOCK-BASED COMPENSATION
We record compensation cost for stock options based on the excess of the market price of the stock at the grant date of an award over the exercise price. Historically, the exercise price for stock options has equaled the market price of stock at the grant date, resulting in no compensation cost. We provide information in the following table to illustrate the pro forma effect of following an accounting policy of expensing the fair value of stock options.



Stock option expense

                                     Three months ended      Nine months ended
($ millions, except per share           September 30            September 30
amounts in dollars)                  2005       2004         2005         2004
--------------------------------------------------------------------------------
Pro forma effects
Net income, as reported           $  113     $   32      $  226         $   92
Stock-option expense                  (9)        (8)        (24)           (22)
--------------------------------------------------------------------------------
Pro forma net income              $  104     $   24      $  202         $   70
--------------------------------------------------------------------------------
Net income per share:
As reported(1)                    $ 0.21     $ 0.06      $ 0.42         $ 0.17
Pro forma1                        $ 0.19     $ 0.04      $ 0.38         $ 0.13
--------------------------------------------------------------------------------

1 Basic and diluted.


BARRICK THIRD QUARTER 2005             36          NOTES TO FINANCIAL STATEMENTS


18 > OTHER COMPREHENSIVE INCOME (LOSS) ("OCI")
------------------------------------------------------------------------------------------------------------
                                                              Three months ended       Nine months ended
                                                                 September 30             September 30
                                                              2005         2004         2005        2004
------------------------------------------------------------------------------------------------------------
Accumulated OCI at beginning of period
  Cash flow hedge gains, net of tax of $83, $49, $95, $99     $ 180         $ 98        $ 206        $ 189
  Investments, net of tax of $nil, $nil, $nil, $nil              10           14           21           25
  Currency translation adjustments, net of tax of $nil,        (146)        (147)        (146)        (147)
  $nil, $nil, $nil
  Additional pension liability, net of tax of $nil, $nil,       (12)          (7)         (12)          (7)
  $nil, $nil
------------------------------------------------------------------------------------------------------------
                                                              $  32        $ (42)       $  69        $   60
------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) for the period:
  Changes in fair value of cash flow hedges                      49           76           75           (8)
  Changes in fair value of investments                            -            1           (2)          (8)
Less: reclassification adjustments for gains/losses
recorded in earnings:
  Transfers of cash flow hedge gains to earnings:
    On recording hedged items in earnings                       (37)         (30)        (100)         (85)
    Hedge ineffectiveness due to changes in timing of hedged      -            -           (1)          (2)
      items
  Investments:
    Other than temporary impairment charges                       3            -            3            1
    Gains realized on sale                                        -            -           (9)          (3)
------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), before tax                    15           47          (34)        (105)
Income tax recovery (expense) related to OCI                     (6)         (17)           6           33
------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss), net of tax                 $   9        $  30        $ (28)       $ (72)
------------------------------------------------------------------------------------------------------------
Accumulated OCI at September 30
Cash flow hedge gains, net of tax of $89, $66, $89, $66         186          127          186          127
Investments, net of tax of $nil, $nil, $nil, $nil                13           15           13           15
Currency translation adjustments, net of tax of $nil,          (146)        (147)        (146)        (147)
$nil, $nil, $nil
Additional pension liability, net of tax of $nil, $nil,         (12)          (7)         (12)          (7)
$nil, $nil
------------------------------------------------------------------------------------------------------------
                                                              $  41        $ (12)       $  41        $ (12)
------------------------------------------------------------------------------------------------------------



19 > CONTINGENCIES
Blanchard complaint

On January 7, 2003, we were served with a Complaint for Injunctive Relief by Blanchard and Company, Inc. ("Blanchard"), and Herbert Davies ("Davies"). The complaint, which is pending in the U.S. District Court for the Eastern District of Louisiana, also names J.P. Morgan Chase & Company ("J.P. Morgan") as a defendant, along with an unspecified number of additional defendants to be named later. The complaint, which has been amended several times, alleges that we and bullion banks with whom we entered into spot deferred gold sales contracts have manipulated the price of gold, in violation of U.S. anti-trust laws and the Louisiana Unfair Trade Practices and Consumer Protection Law. Blanchard and Davies both allege that they have been injured as a seller of gold due to reduced interest in gold as an investment. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan and other bullion banks. In September 2003, the Court issued an Order granting in part and denying in part Barrick's motions to dismiss this action. In February 2005, the Court granted Blanchard's motion to amend their complaint to add an allegation of a violation of the Commodity Exchange Act and amend its allegation of Barrick's violation of anti-trust laws. Discovery has commenced in the case and a trial date has been tentatively set for January 2006. We have and will continue to vigorously defend the action.

McKenzie complaint
On September 21, 2004, a putative class action complaint was filed in the U.S. District Court for the Eastern District of Louisiana against Barrick and J.P. Morgan. The plaintiffs, Dr. Gregg McKenzie and others are alleged purchasers of gold and gold derivatives. The complaint alleges violations of the U.S. anti-trust laws and also of the Commodity Exchange Act, based upon the same conduct as alleged in the Blanchard complaint. The complaint seeks damages and an injunction terminating certain of our trading agreements with J.P. Morgan. On December 17, 2004, a second and substantially identical complaint was filed in the same court against the same defendants. We have and will continue to vigorously defend both actions.

Wagner complaint
On June 12, 2003, a complaint was filed against Barrick and several of its current or former officers in the U.S. District Court for the Southern District of New York. The complaint is on behalf of Barrick shareholders who



BARRICK THIRD QUARTER 2005             37          NOTES TO FINANCIAL STATEMENTS
purchased Barrick shares between February 14, 2002 and September 26, 2002. It alleges that Barrick and the individual defendants violated U.S. securities laws by making false and misleading statements concerning Barrick's projected operating results and earnings in 2002. The complaint seeks an unspecified amount of damages. Other parties on behalf of the same proposed class of Barrick shareholders filed several other complaints, making the same basic allegations against the same defendants. In September 2003, the cases were consolidated into a single action in the Southern District of New York. The Plaintiffs filed a Consolidated and/or Amended Complaint on November 5, 2003. On January 14, 2004, Barrick filed a motion to dismiss the complaint. On September 29, 2004, the Court issued an order granting in part and denying in part Barrick's motion to dismiss the action. The Plaintiffs filed a Second Amended Complaint on October 20, 2004. The Plaintiffs filed a Third Amended Complaint on January 6, 2005. On May 23, 2005, Barrick filed a motion to dismiss the Third Amended Complaint. On July 5, 2005, the Plaintiffs filed their opposition to Barrick's motion to dismiss, and Barrick filed its response to the Plaintiffs' Opposition on August 2, 2005. The Court has not yet ruled on the motion to dismiss the Third Amended Complaint. We have and will continue to vigorously defend the action.

Wilcox complaint
On September 8, 2004, two of our U.S. subsidiaries, Homestake Mining Company of California ("Homestake California") and Homestake Mining Company ("Homestake") were served with a First Amended Complaint by persons alleging to be current or former residents of a rural area near the former Grants Uranium Mill. The Complaint, which was filed in the U.S. District Court for the District of New Mexico, identifies 26 plaintiffs. Homestake and Homestake California, along with an unspecified number of unidentified defendants, are named as defendants. The plaintiffs allege that they have suffered a variety of physical, emotional and financial injuries as a result of exposure to radioactive and other hazardous substances. The Complaint seeks an unspecified amount of damages. A motion to dismiss the claim was filed with the Court, but the Court has not yet ruled on the motion. We have and will continue to vigorously defend the action.


BARRICK THIRD QUARTER 2005             38          NOTES TO FINANCIAL STATEMENTS




Mine Statistics

                                                                      UNITED STATES
                                       ----------------------------------------------------------------------------
                                              Open Pit          Underground    Goldstrike Total    Round Mountain
Three months ended September 30,           2005       2004     2005     2004    2005      2004     2005      2004
-----------------------------------------------------------    --------------  -----------------  -----------------
Tons mined (thousands)                    32,668     34,432      316     365   32,984    34,797    3,802     4,925
Tons processed (thousands)                 2,692      2,697      311     378    3,003     3,075    7,508     8,910
Average grade (ounces per ton)             0.203      0.153    0.375   0.412    0.221     0.185    0.014     0.014
Recovery rate (percent)                    87.0%      86.7%    89.4%   90.0%    87.5%     87.4%      n/a       n/a
----------------------------------------------------------    --------------  -----------------  ------------------
Production (thousands of ounces)             475        356      104     140      579       496       97       106

Production costs per ounce
  Cash operating costs                     $ 174     $  229    $ 332   $ 257    $ 204     $ 236    $ 195     $ 178
  Royalties and production taxes              23         18       17      22       21        19       36        23
  Accretion expense                            1          2        1       -        1         1        4         4
-----------------------------------------------------------    --------------  -----------------  -----------------
  Total cash costs(1)                        198        249      350     279      226       256      235       205
  Amortization                                53         60      132     134       68        80       46        52
-----------------------------------------------------------    --------------  -----------------  -----------------
Total production costs                     $ 251     $  309    $ 482   $ 413    $ 294     $ 336    $ 281     $ 257
-----------------------------------------------------------    --------------  -----------------  -----------------
Capital expenditures (US$ millions)        $  50     $    2    $   7   $   8    $  57     $  10    $   -         2
-----------------------------------------------------------    --------------  -----------------  -----------------



Nine months ended September 30,            2005       2004      2005     2004    2005      2004     2005      2004
-----------------------------------------------------------    --------------  -----------------  -----------------
Tons mined (thousands)                    98,634    104,266    1,081   1,200   99,715   105,466   12,403    15,007
Tons processed (thousands)                 7,584      8,109    1,106   1,221    8,690     9,330   25,359    28,059
Average grade (ounces per ton)             0.158      0.147    0.385   0.392    0.187     0.179    0.014     0.015
Recovery rate (percent)                    84.8%      84.6%    90.1%   89.3%    86.2%     85.2%      n/a       n/a
-----------------------------------------------------------    --------------  -----------------  -----------------
Production (thousands of ounces)           1,019      1,009      383     427    1,402     1,436      290       297

Production costs per ounce
  Cash operating costs                     $ 226      $ 237    $ 281   $ 242    $ 242     $ 239    $ 193     $ 179
  Royalties and production taxes              17         17       23      22       18        18       35        28
  Accretion expense                            2          2        -       1        1         1        4         4
-----------------------------------------------------------    --------------  -----------------  -----------------
  Total cash costs (1)                       245        256      304     265      261       258      232       211
  Amortization                                62         61      119     129       79        81       45        56
-----------------------------------------------------------    --------------  -----------------  -----------------
Total production costs                     $ 307      $ 317    $ 423   $ 394    $ 340     $ 339    $ 277     $ 267
-----------------------------------------------------------    --------------  -----------------  -----------------
Capital expenditures (US$ millions)        $  95      $  19    $  22   $  20    $ 117     $  39        1     $   4
-------------------------------------------------------------------------------------------------------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.

BARRICK THIRD QUARTER 2005                                     39                                 MINE STATISTICS


Mine Statistics

                                                                        AUSTRALIA
                                       ----------------------------------------------------------------------------
                                             Plutonic            Darlot            Lawlers          Kalgoorlie
Three months ended September 30,           2005       2004     2005     2004    2005      2004     2005      2004
------------------------------------------------------------  --------------   ----------------   -----------------
Tons mined (thousands)                       362      4,227      188     241      207       904    9,944    10,549
Tons processed (thousands)                   434        596      229     226      223       229    1,819     1,839
Average grade (ounces per ton)             0.153      0.130    0.184   0.197    0.149     0.132    0.064     0.079
Recovery rate (percent)                    90.2%      90.2%    96.2%   94.6%    96.9%     95.2%    85.5%     88.2%
------------------------------------------------------------  --------------   ----------------   -----------------
Production (thousands of ounces)              60         72       41      42       32        29       99       129

Production costs per ounce
Cash operating costs                       $ 229      $ 212    $ 229   $ 185    $ 294     $ 240    $ 220     $ 216
Royalties and production taxes                10          9        8       8        7         7        9         8
Accretion expense                              -          2        -       1        1         2        2         9
------------------------------------------------------------  --------------   ----------------   -----------------
Total cash costs (1)                         239        223      237     194      302       249      231       233
Amortization                                  42         34       66      49       53        42       56        51
------------------------------------------------------------  --------------   ----------------   -----------------
Total production costs                     $ 281      $ 257    $ 303   $ 243    $ 355     $ 291    $ 287     $ 284
------------------------------------------------------------  --------------   ----------------   -----------------
Capital expenditures (US$ millions)        $   6      $   3    $   3   $   1    $   2     $   -    $   6     $   2
------------------------------------------------------------  --------------   ----------------   -----------------



Nine months ended September 30,             2005       2004     2005    2004     2005      2004     2005      2004
------------------------------------------------------------  --------------   ----------------   -----------------
Tons mined (thousands)                     3,296     10,155      570     679      565     3,115   31,629    34,028
Tons processed (thousands)                 1,595      2,018      628     646      653       649    5,545     5,272
Average grade (ounces per ton)             0.136      0.127    0.159   0.181    0.147     0.131    0.070     0.073
Recovery rate (percent)                    89.3%      89.9%    95.9%   96.1%    96.3%     96.2%    86.6%     86.9%
------------------------------------------------------------  --------------   ----------------   -----------------
Production (thousands of ounces)             194        231       96     112       93        82      336       334

Production costs per ounce
Cash operating costs                       $ 242      $ 206    $ 260   $ 191    $ 278     $ 238    $ 207     $ 220
Royalties and production taxes                11          8        8       8        8         7       10         8
Accretion expense                              -          1        -       1        1         1        2         4
------------------------------------------------------------  --------------   ----------------   -----------------
Total cash costs1                            253        215      268     200      287       246      219       232
Amortization                                  36         32       68      50       53        48       48        45
------------------------------------------------------------  --------------   ----------------   -----------------
Total production costs                     $ 289      $ 247    $ 336   $ 250    $ 340     $ 294    $ 267     $ 277
------------------------------------------------------------  --------------   ----------------   -----------------
Capital expenditures (US$ millions)        $  13      $  11    $   8   $   6    $   5     $   2    $   9     $   7
------------------------------------------------------------  --------------   ----------------   -----------------
-------------------------------------------------------------------------------------------------------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.

BARRICK THIRD QUARTER 2005             40                        MINE STATISTICS

Mine Statistics

                                                                              CANADA
                                             -------------------------------------------------------------------------
                                                      Hemlo                 Eskay Creek           Holt-McDermott
Three months ended September 30,                   2005         2004        2005        2004        2005         2004
---------------------------------------------------------------------    -------------------     ---------------------
Tons mined (thousands)                             1,037        1,172         48          69            -         106
Tons processed (thousands)                           464          520         49          61            -         107
Average grade (ounces per ton)                     0.127        0.109      0.967       1.050            -       0.152
Recovery rate (percent)                            93.9%        94.0%      86.3%       92.1%            -       93.6%
---------------------------------------------------------------------    -------------------     ---------------------
Production (thousands of ounces)                      59           54         41          60            -          15

Production costs per ounce
Cash operating costs                               $ 270        $ 259       $ 49        $ 57          $ -       $ 156
Royalties and production taxes                        10            9          6           6            -           1
Accretion expense                                      1            1          5           1            -           -
---------------------------------------------------------------------    -------------------     ---------------------
Total cash costs (1)                                 281          269         60          64            -         157
Amortization                                          59           54        175         220            -          83
---------------------------------------------------------------------    -------------------     ---------------------
Total production costs                             $ 340        $ 323      $ 235       $ 284          $ -       $ 240
---------------------------------------------------------------------    -------------------     ---------------------
Capital expenditures (US$ millions)                $   1        $   2      $   -       $   1          $ -       $   -
---------------------------------------------------------------------    -------------------     ---------------------



Nine months ended September 30,                 2005         2004        2005        2004        2005         2004
---------------------------------------------------------------------    -------------------     ---------------------
Tons mined (thousands)                             3,406        3,533        159         201            -         380
Tons processed (thousands)                         1,447        1,512        162         193            -         394
Average grade (ounces per ton)                     0.124        0.127      0.999       1.194            -       0.149
Recovery rate (percent)                            93.8%        94.2%      90.9%       93.0%            -       93.1%
---------------------------------------------------------------------    -------------------     ---------------------
Production (thousands of ounces)                     180          181        147         216            -          55
Production costs per ounce
Cash operating costs                               $ 270        $ 234       $ 44        $ 35          $ -       $ 197
Royalties and production taxes                        10            9          7           5            -           -
Accretion expense                                      1            1          3           -            -           1
---------------------------------------------------------------------    -------------------     ---------------------
Total cash costs1                                    281          244         54          41            -         198
Amortization                                          57           48        140         170            -         114
---------------------------------------------------------------------    -------------------     ---------------------
Total production costs                             $ 338        $ 292      $ 194       $ 211          $ -       $ 312
---------------------------------------------------------------------    -------------------     ---------------------
Capital expenditures (US$ millions)                $   4        $   5        $ 1       $   5          $ -       $    -
---------------------------------------------------------------------    -------------------     ---------------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.

BARRICK THIRD QUARTER 2005             41                        MINE STATISTICS

Mine Statistics

                                                            PERU                                   TANZANIA
                                         ------------------------------------------- --------------------------------------
                                               Pierina            Lagunas Norte           Bulyanhulu          Tulawaka
Three months ended September 30,              2005       2004       2005       2004       2005       2004      2005     2004
-------------------------------------------------------------    ------------------     ------------------   ---------------
Tons mined (thousands)                      11,641      9,933     14,410          -        264        292     3,154       -
Tons processed (thousands)                   4,151      4,571      4,446          -        265        283       105       -
Average grade (ounces per ton)               0.055      0.029      0.069          -      0.351      0.332     0.279       -
Recovery rate (percent)                        n/a        n/a        n/a          -      88.7%      88.5%      95.5%      -
-------------------------------------------------------------    ------------------     ------------------   ---------------
Production (thousands of ounces)               153        133        211          -         82         84        27       -

Production costs per ounce
Cash operating costs                         $ 123      $ 118      $ 106          -      $ 315      $ 268    $  267     $ -
Royalties and production taxes                   -          -         12          -         11         11        15       -
Accretion expense                                -          6          3          -          1          1         -       -
-------------------------------------------------------------    ------------------     ------------------   ---------------
Total cash costs1                              123        124        121          -        327        280       282       -
Amortization                                   115        165         43          -        103        116       116       -
-------------------------------------------------------------    ------------------     ------------------   ---------------
Total production costs                       $ 238      $ 289      $ 164        $ -      $ 430      $ 396    $  398     $ -
-------------------------------------------------------------    ------------------     ------------------   ---------------
Capital expenditures (US$ millions)          $   5      $   -      $  28        $ 83     $  10      $   8    $    -     $ 12
-------------------------------------------------------------    ------------------     ------------------   ---------------



Nine months ended September 30,               2005       2004       2005    2004          2005       2004      2005     2004
-------------------------------------------------------------    -------------------  --------------------   ---------------
Tons mined (thousands)                      34,803     30,568     16,496       -           765        860     5,743       -
Tons processed (thousands)                  12,327     12,498      5,902       -           783        849       225       -
Average grade (ounces per ton)               0.042      0.037      0.056       -         0.344      0.348     0.251       -
Recovery rate (percent)                        n/a        n/a        n/a       -          88.8%      88.4%     95.7%      -
-------------------------------------------------------------    ------------------   --------------------   ---------------
Production (thousands of ounces)               454        552        252       -           239        261        54       -

Production costs per ounce
Cash operating costs                         $ 123       $ 99      $ 106       -         $ 333      $ 258       255       -
Royalties and production taxes                   -          -         12       -            13         12        20       -
Accretion expense                                5          5          3       -             1         29         1       -
-------------------------------------------------------------    ---------------     --------------------   ----------------
Total cash costs1                              128        104        121       -           347        299       276       -
Amortization                                   115        165         44       -           112        109       131       -
-------------------------------------------------------------    ---------------     --------------------   ---------------
Total production costs                       $ 243      $ 269      $ 165   $   -         $ 459      $ 408    $  407     $ -
-------------------------------------------------------------    ---------------     --------------------   ---------------
Capital expenditures (US$ millions)          $  10      $   2      $ 128   $ 115         $  26      $  26    $    8    $ 27
-------------------------------------------------------------    ---------------     --------------------   ---------------

1 Total cash costs per ounce statistics for 2005 and 2004 are not comparable due to the change in accounting for deferred stripping costs.

BARRICK THIRD QUARTER 2005             42                        MINE STATISTICS

CORPORATE OFFICE                                                TRANSFER AGENTS AND REGISTRARS
Barrick Gold Corporation                                        CIBC Mellon Trust Company
BCE Place, Canada Trust Tower, Suite 3700                       P.O. Box 7010, Adelaide Street Postal Station
161 Bay Street, P.O. Box 212                                    Toronto, Ontario M5C 2W9
Toronto, Canada M5J 2S1                                         Tel: (416) 643-5500
Tel: (416) 861-9911 Fax: (416) 861-0727                         Toll-free throughout North America: 1-800-387-0825
Toll-free within Canada and United States: 1-800-720-7415       Fax: (416) 643-5501
Email: investor@barrick.com                                     Email: inquiries@cibcmellon.ca
Website: www.barrick.com                                        Website: www.cibcmellon.com

SHARES LISTED                                                   Mellon Investor Services L.L.C.
ABX - The Toronto Stock Exchange                                85 Challenger Road, Overpeck Center
      The New York Stock Exchange                               Ridgefield Park, New Jersey 07660
      The Swiss Stock Exchange                                  Tel: (201) 329-8660
      Euronext - Paris                                          Toll-free within the United States:
BGD - The London Stock Exchange                                 1-800-589-9836
                                                                Website: www.mellon-investor.com

INVESTOR CONTACT                                                MEDIA CONTACT
James Mavor                                                     Vincent Borg
Vice President, Investor Relations                              Vice President, Corporate Communications
Tel: (416) 307-7463                                             Tel: (416) 307-7477
Email: jmavor@barrick.com                                       Email: vborg@barrick.com







FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this Third Quarter Report 2005, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets (such as the Canadian and Australian dollars versus the U.S. dollar); fluctuations in the spot and forward price of gold or certain other commodities (such as silver, copper, diesel fuel and electricity); changes in U.S. dollar interest rates or gold lease rates that could impact the mark to market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark to market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Australia, Chile, Peru, Argentina, Tanzania, Russia or Barbados or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Third Quarter Report 2005 are qualified by these cautionary statements. Specific reference is made to Barrick's most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.
     We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.


                                       43